Goldman Sachs Funds

INTERNATIONAL EQUITY FUNDS

Semiannual Report February 28, 2002


PENYEBAR FIKIRAN RAKYAT
Utusan

Long-term capital growth potential

through investments in equity markets

located around the world.

Market Review

Dear Shareholder:

During the six-month reporting period, the international stock market as a whole declined. Weak economies, falling corporate profits, and the fallout from the September 11 terrorist attacks, hampered investor enthusiasm for equities. However, there were pockets of opportunity, most notably in the Asian (ex-Japan) and emerging stock markets.

Economic Review

Throughout the period covered by this report, the economies throughout much of the world faltered. In many instances, economic growth overseas mirrored the weakness in the United States, resulting in the first global economic recession in a decade. While the events of September 11 were often cited as one of the main reasons for the recession, economic strains were evident many months before the tragedy occurred.

As we write this letter, there have been increasingly optimistic signs of an economic turnaround. The U.S. gross domestic product (GDP) registered a gain in the fourth quarter 2001, and on March 7, Federal Reserve Board Chairman Alan Greenspan stated that "the evidence increasingly suggests that an economic expansion is already well underway." Signs of a rebound have also occurred overseas, especially in countries with close economic ties to the United States.

Market Review

Despite strong performance during the fourth quarter of 2001, overall, the international equity markets fell during the reporting period, as evidenced by the 8.29% decline in the MSCI EAFE Index. Most European equity markets faltered, due in part to the weakness in technology stocks. Industrial goods and services, insurance, and media companies also performed poorly. In Japan, economic and corporate-specific troubles continued, and its market was one of the few that didn't perform well toward the end of 2001. All told, the Japanese TOPIX lost 18.66% during the period, making it one of the weakest performing markets.

However, the news was not all bad. Asian (ex-Japan) and emerging stock markets registered impressive gains, with returns of 13.51% and 12.45%, respectively. Stocks in these areas rose as investors anticipated that an economic recovery would occur sooner rather than later, based on the positive signals coming from the United States.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

March 18, 2002

What Differentiates Goldman Sachs' International Equity Investment Process?

The Goldman Sachs International Equity Team combines global resources and regional market expertise. We believe that collaboration among global research teams provides a competitive advantage when managing regional and multi-regional portfolios. Our goal is to deliver international diversification and strong, consistent investment results through a disciplined investment process that focuses on regional research teams, bottom-up stock selection and disciplined portfolio construction.

GOLDMAN SACHS' INTERNATIONAL EQUITY INVESTMENT PROCESS



1 REGIONAL RESEARCH TEAMS

2 BOTTOM-UP STOCK SELECTION

3 DISCIPLINED PORTFOLIO CONSTRUCTION

1 REGIONAL RESEARCH TEAMS

- Research teams based in London, Tokyo, Singapore and Saõ Paulo
- Intensive dialogue between regional research teams creates a global perspective of industry trends and allows us to identify investment opportunities
- Regional presence contributes to local market expertise

2 BOTTOM-UP STOCK SELECTION

Our research teams identify quality companies, extensively evaluate their business and assess the following criteria:

- Possess strong market positions
- Led by skilled managers who think and act like owners
- Ability to generate high or improving returns on capital
- Trade at a discount to our analysis of fair value

3 DISCIPLINED PORTFOLIO CONSTRUCTION

Portfolio construction is particularly important when constructing capitalization- and region-specific portfolios. Advantages of our stringent portfolio construction process include:

- Effective implementation of research views
- Appropriate distribution of risk across portfolios
- Consistency of overall return

RESULT

International equity portfolios that offer:

- Access to markets across the world
- Region- or capitalization-specific diversification opportunities
- Confidence that portfolio managers have hands-on knowledge of each company

European Equity Fund

as of February 28, 2002

Assets Under Management

$60.2 Million

Number of Holdings

72

NASDAQ SYMBOLS

Class A Shares

GSEAX

Class B Shares

GSUBX

Class C Shares

GSUCX

Institutional Shares

GSEIX

Service Shares

GEESX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	MSCI Europe Index[2]
Class A	−6.66%	−6.10%
Class B	−6.98	−6.10
Class C	−6.97	−6.10
Institutional	−6.44	−6.10
Service	−6.60	−6.10

[1] *Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares. The Fund's performance assumes the reinvestment of dividends and other distributions.*

[2] *The Morgan Stanley Capital International (MSCI) Europe Index is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−25.34%	−25.34%	−22.26%	−20.58%	−20.87%
Since inception (10/1/98)	1.28	1.60	2.55	3.68	3.24

[3] *The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
GlaxoSmithKline PLC	5.4%	Health
Vodafone Group PLC	3.8	Telecommunications
Novartis AG	3.6	Health
Nestle SA	3.5	Food and Beverage
Total Fina SA Class B	2.8	Energy Resources
Nokia Oyj	2.7	Telecommunications
Tesco PLC	2.4	Specialty Retail
ING Groep NV	2.3	Financial Services
BP PLC	2.2	Energy Resources
Royal Bank of Scotland Group PLC	2.1	Banks

The top 10 holdings may not be representative of the Fund's future investments.

European Equity Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs European Equity Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –6.66%, –6.98%, –6.97%, –6.44%, and –6.60%, respectively. These returns compare to the –6.10% cumulative total return of the Fund's benchmark, the MSCI Europe Index.

Throughout the reporting period, the equity market experienced a great deal of volatility. The events of September 11 exacerbated an already weak environment and clearly took its toll on world equity markets. The European market was no exception. Financial and Consumer Discretionary stocks detracted the most in absolute terms, as investors rotated out of cyclical stocks and favored companies with more visible and less volatile earnings streams. Consequently, Consumer Staples and Health Care stocks were positive performers.

In terms of stock selection, the Fund's positions in Consumer Discretionary, Financials, and Consumer Staples were positive for relative performance with Adecco SA, a Swiss temporary employment provider, BMW, the German luxury car manufacturer, and Bank of Ireland among the Fund's top ten contributors to performance versus the benchmark. The Fund's overweight position in Elan Corporation PLC, an Irish speciality drugs manufacturer, detracted from performance after the company issued a profit warning and Enron inspired concerns over accounting practices.

Portfolio Composition

Stock selection continues to drive the Fund's positioning. During the period, we made some specific changes, such as increasing the Fund's holding in Vodafone and selling out of Aventis. We believe that there is greater growth potential in wireless telecoms versus wireline telecoms. Vodafone is our preferred stock in this sub-sector, as it is the only wireless telecom operator with a genuinely global presence and a strong balance sheet. Aventis is a pharmaceuticals company that specializes in respiratory and cardiovascular drugs. We felt its stock was prohibitively expensive, as it traded at a 20% premium to its peer group, with no clear signs of future top-line growth.

We also initiated a position in Legal & General, as we believe that the valuation looked attractive and that it was well positioned in the UK market. In order to fund this purchase we sold out of the Fund's positions in AXA and Allianz. Overall, we reduced the number of stocks held in the portfolio in response to falling market volatility.

We have been gradually positioning the portfolio towards one that will benefit from an upturn in the global economy. World leading indicators have been etching gradually higher with consumer confidence remaining relatively robust and firms indicating that business conditions are beginning to improve. The Fund remains overweight in Consumer Discretionary stocks and continues to be underweight in Utilities and Energy.

Portfolio Highlights

- **ING Groep —** ING has transformed itself into a leading global provider of client-focused financial services such as insurance, banking, and asset management. In 2000, ING achieved its long-standing objective of becoming a top player in the U.S. life assurance and savings markets through its acquisition of Reliastar and Aetna's financial service units. ING is in the process of a large restructuring program, which we believe should improve returns. In addition, the stock has a compelling valuation.

- **Tesco —** Tesco is the largest UK food retailer with a 15.5% market share. The company has expanded into Eastern Europe and the Far East — with early signs of success. Tesco is highly innovative in terms of price promotions and store formats, as well as overseas expansion.

- **Bank of Ireland —** We prefer the Irish banking market because we believe that, over the next three to five years, it will grow faster than the European average due to the country's unique demographics. Bank of Ireland is a high quality defensive bank with a large proportion of its earnings coming from its mortgage business. In addition, we believe the company's stock is attractively valued.

Portfolio Outlook

Following significant monetary and fiscal policy easing, most notably in the United States, we believe that the slowdown in economic activity will be relatively short lived, with final demand starting to recover as the year progresses. Evidence of this comes from the recent uptick in several leading economic indicators. The anticipation of such an economic recovery is likely to provide a supportive environment for equities, particularly when low interest rates reduce the attraction of cash holdings. We also believe that the consensus top-down forecasts of low single digit earnings growth in 2002 may be exceeded, following the aggressive cost reduction exercises in the corporate sector over the past 18 months.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs European Equity Investment Team

London
March 18, 2002

International Equity Fund

as of February 28, 2002

Assets Under Management

$1.1 Billion

Number of Holdings

94

NASDAQ SYMBOLS

Class A Shares

GSIFX

Class B Shares

GSEBX

Class C Shares

GSICX

Institutional Shares

GSIEX

Service Shares

GSISX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	MSCI EAFE Index[2]
Class A	−8.29%	−8.29%
Class B	−8.60	−8.29
Class C	−8.57	−8.29
Institutional	−7.98	−8.29
Service	−8.22	−8.29

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares. The Fund's performance assumes the reinvestment of dividends and other distributions.

[2] The MSCI EAFE Index is a market capitalization-weighted composite of securities in 21 developed markets. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−26.95%	−26.93%	−23.82%	−22.18%	−22.56%
Five Years	0.31	0.51	N/A	2.09	1.59
Since Inception	5.52 (12/1/92)	1.70 (5/1/96)	−1.87 (8/15/97)	4.37 (2/7/96)	6.27[4] (12/1/92)

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to 3/6/96 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the International Equity Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Total Fina SA Class B	3.8%	Energy Resources
Nestle SA	3.6	Food and Beverage
GlaxoSmithKline PLC	3.2	Drugs
Bank of Ireland	3.0	Banks
Vodafone Group PLC	3.0	Telecommunications
Tesco PLC	2.9	Specialty Retail
Novartis AG	2.8	Health
Takeda Chemical Industries Ltd.	2.6	Drugs
Nokia Oyj	2.3	Telecommunications
ENI SpA	2.3	Energy Resources

The top 10 holdings may not be representative of the Fund's future investments.

International Equity Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs International Equity Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –8.29%, –8.60%, –8.57%, –7.98%, and –8.22%, respectively. These figures compare to the –8.29% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East Index (EAFE) (unhedged).

The Fund's relatively flat performance versus its benchmark was due to several factors. The Fund held an overweight position in Health Care, which was a positive early in the reporting period. However, this turned into an overall negative, as investors rotated into more cyclical stocks towards the end of 2001.

The Fund remained underweight in telecom services companies, which was an overall positive, but several warnings from wireless distributors towards the end of the period hurt sentiment in the sector, dragging down several of the Fund's holdings. We continue to favor the leading wireless distributors which we feel will benefit from continued growth in the coming years.

The Fund maintained an overweight position in the Consumer Discretionary sector, which boosted performance, thanks to the resilience of consumer confidence during the reporting period and due to signs of an economic recovery.

Portfolio Composition

Throughout the period we continued to focus on companies that have strong franchises and balance sheets that generate free cash flow. We believe these types of organizations have the potential to perform well across the market cycle.

In terms of positioning, we increased the Fund's exposure to Financials, and specifically to those companies with a higher exposure to capital markets. We added to our position in Skandia, the Scandinavian asset gatherer. This was based on a very compelling valuation case, and an improving outlook for the equity markets over the medium term. We also purchased Allied Irish Banks, until recently Ireland's largest bank. We bought the stock on the back of significant price weakness. This sharp fall in stock price was the result of a $690 million foreign exchange loss in a small U.S. subsidiary, Allfirst. We believe this was an isolated incident, and one that the market oversold on the back of the news. The company has both a strong business franchise in Ireland and leading market share. We also took the opportunity to increase the Fund's position in Bank of Ireland, which fell in sympathy with its Irish counterpart. We expect both banks to continue to benefit from the relative strength of the Irish economy over the medium term.

We also increased the Fund's position in Telefonica, a Spanish telecom operator. The company exhibits strong returns on capital coupled with high cash generation. We consider the company's management team to be of high quality. In addition, we see great potential for the company's Latin American business, particularly its fixed line business in Brazil. Elsewhere, the Fund remains underweight in Energy and Utilities companies and overweight in Consumer Staples. Specifically, the Fund is underweight in oil companies, based on our belief that current oil prices are above their long-term average price.

Portfolio Highlights

- **Adecco —** Adecco is a recruitment service provider, which has a 12% share of the global staffing market. The company typically performs well in the early parts of the economic cycle, as companies tentatively expand their work force through the use of temporary contracts as demand for their products gradually begins to rise. We like the stock due to the long-term structural growth of the industry and the exposure that Adecco has to several key European companies in the aftermath of recent deregulation of employment markets.

- **Bayerische Motoren Werke (BMW) —** BMW was the Fund's top contributor to performance over the period. The company saw strong product sales that resulted in growing profitability and investor confidence. BMW has the highest return on assets and operating margins in the industry. It achieves this by commanding premium pricing in a highly competitive industry, while also achieving economies of scale in manufacturing. In addition, the company is not as cyclical as other car makers because its high-end customers are not as sensitive to the business cycle as the average consumer.

- **Securitas —** Securitas is a service company specializing in security services, with several main divisions: guarding alarms, direct alarms, and cash in transit (CIT). On a divisional basis, the performance was strong in the CIT and direct alarms divisions, with organic growth up 25% and 28%, respectively, and with stable margins. On a geographic basis, the numbers were particularly strong in the key North American, French, and German markets.

Portfolio Outlook

The major political uncertainties that were present when we sent you our last update in September 2001 have somewhat diminished. While we believe that risks will remain in place for the foreseeable future, we remain confident that the outlook for global equities in 2002 is positive. The markets are witnessing stronger economic data, with increasing signs that international economies are solidifying. To match this, international valuations look compelling. We do not see any immediate danger of significant inflation, though we believe that, short term, interest rates may increase more sharply than the market currently expects. An environment of controlled inflation is optimal in our opinion, as this would allow for some price flexibility and for potential growth in corporate earnings, while interest rates remain at low levels.

The market is currently focusing heavily on the reliability of accounting information, with the effects of Enron in full swing. Recent focus on credit quality and high levels of corporate debt have re-emphasized that company specifics will remain crucial in the coming months. As such, we believe our bottom-up strategy should benefit us greatly, as we continue to focus on strong and well-managed franchises with proven track records and invest in value-creating opportunities.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Goldman Sachs London Active Equity Team

London
March 18, 2002

Japanese Equity Fund

as of February 28, 2002

Assets Under Management

$22.3 Million

Number of Holdings

84

NASDAQ SYMBOLS

Class A Shares

GSJAX

Class B Shares

GSJBX

Class C Shares

GSJCX

Institutional Shares

GSJIX

Service Shares

GSJSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	TOPIX (USD)[2]
Class A	−15.85%	−18.66%
Class B	−15.97	−18.66
Class C	−16.00	−18.66
Institutional	−15.64	−18.66
Service	−15.74	−18.66

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares. The Fund's performance assumes the reinvestment of dividends and other distributions.

[2] The Tokyo Price Index (unhedged) is an unmanaged composite of all stocks on the first section of the Tokyo Stock Exchange. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−35.98%	−35.92%	−33.25%	−31.77%	−32.02%
Since inception (5/1/98)	−3.02	−2.73	−1.97	−0.88	−1.37

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
NTT DoCoMo, Inc.	4.9%	Telecommunications
Takeda Chemical Industries Ltd.	4.2	Drugs
Toyota Motor Corp.	3.5	Auto
Honda Motor Co. Ltd.	2.9	Auto
Canon, Inc.	2.8	Computer Hardware
Ricoh Co. Ltd.	2.7	Computer Hardware
Shin-Etsu Chemical Co. Ltd.	2.7	Chemicals
Fuji Photo Film Co. Ltd.	2.5	Leisure
Kao Corp.	2.5	Consumer Products
Tokyo Electric Power	2.0	Electrical Utilities

The top 10 holdings may not be representative of the Fund's future investments.

Japanese Equity Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Japanese Equity Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –15.85%, –15.97%, –16.00%, –15.64%, and –15.74%, respectively. These returns compare to the –18.66% cumulative total return of the Fund's benchmark, the Tokyo Price Index (TOPIX).

As these returns indicate, it has been an extremely difficult period in the Japanese equity market. This was due to a number of factors. First, the market was disappointed with a series of downward earnings revisions, especially by technology companies. Second, as more and more large companies filed for bankruptcy, investors became wary of the credit risk associated with Japanese corporations. Third, the supply/demand balance of the market has been unfavorable, with continued selling pressure from the unwinding of cross-held shares. Cross-held shares are shares companies mutually hold in one another.

In terms of the Fund's performance relative to its benchmark, both sector allocation and stock selection were positive contributors. While the Fund was unable to avoid the overall market's weakness, its underweight in the Banking sector was successful, as the Banking Index hit a historical low since 1984 on the back of the market's concerns over the increased amount of bad loans. In addition, stock selection in the Electronics Machinery sector contributed positively, as investors preferred technology companies with stable business models.

Sector Allocation

As of February 28, 2002, the Fund held overweight positions in the Miscellaneous Services, Business Machines, and Drug & Cosmetics sectors, while it continued to be underweight in the City Banks, Computers, and Regional Banks sectors. It is important to note that the Fund's sector weightings are the result of a bottom-up stock selection process, rather than sector-based decisions.

Portfolio Highlights

- **Takeda Chemical Industries Limited —** Takeda Chemical is the largest prescription drug company in Japan. The company is expected to achieve high earnings growth over the next several years, supported by three blockbuster drugs — Actos for diabetes, Takepron for ulcers, and Blopress for high blood pressure. In addition, its valuation appears inexpensive relative to its peers, with a price-to-earnings multiple below 20.

- **Tokyo Gas Co. Limited —** During the period, we initiated a position in Tokyo Gas, the largest city gas provider. We expect the company to be positioned to benefit from a structural shift of energy usage from oil and coal due to increased awareness that it is a clean energy source and the need of corporations to cut costs. Unlike other utilities, we believe that the company has the potential to post double-digit earnings growth through fiscal year 2005 through their continued restructuring endeavors.

■ **Yamato Transport Co., Ltd.** — Yamato Transport is the country's largest small parcel delivery company. Yamato offers a nationwide network of high quality services, which enables it to dominate the small parcel delivery business. The company is also skilled at controlling costs, which has helped it to post steady growth. In addition, deregulation of the nationwide postal service could be a positive factor, as Yamato already has an established nationwide network. Given its competitive edge and earnings track record, we feel its current valuation looks reasonable with a price-to-earnings ratio at around 30.

Portfolio Outlook

Looking ahead, the supply/demand balance of the market is expected to improve gradually. We believe measures to curtail short selling, together with a peak from the issues surrounding the unwinding of cross-held shares, should aid the market. In addition, a rebound in the market could entice overseas investors to reduce their significant underweight positions in Japanese equities. However, we remain cautious in the near term, as fundamentals appear unfavorable for corporate earnings, with sell-side analysts starting to revise down their optimistic earnings forecasts for the next fiscal year.

From a medium to long-term perspective, we feel the Japanese market is attractive. Return-on-equity of the TOPIX has fallen back to levels last seen in 1998 when companies accelerated their restructuring programs. This suggests that company management will shift their focus from sales growth to earnings, and that micro-level restructuring of companies could take place. In terms of portfolio positioning, we continue to look for inexpensive stocks that have strong recovery potential, while maintaining a reasonable exposure to defensive sectors. Although the Fund is slightly underweight in the Technology sector, we anticipate selectively adding to these stocks as opportunities arise.

We appreciate your continued support and look forward to reporting on the Fund's progress in the future.

Goldman Sachs Japanese Equity Team

Tokyo
March 18, 2002

International Growth Opportunities Fund

as of February 28, 2002

Assets Under Management

$131.1 Million

Number of Holdings

142

NASDAQ SYMBOLS

Class A Shares

GISAX

Class B Shares

GISBX

Class C Shares

GISCX

Institutional Shares

GISIX

Service Shares

GISSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	MSCI EAFE Small Cap Index[2]
Class A	−10.09%	−9.20%
Class B	−10.25	−9.20
Class C	−10.35	−9.20
Institutional	−9.77	−9.20
Service	−10.05	−9.20

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares. The Fund's performance assumes the reinvestment of dividends and other distributions.

[2] The MSCI EAFE Small Cap Index (unhedged), inception date 1/15/98, includes approximately 1,000 securities from 21 developed markets with a capitalization range between $200 million and $1.5 billion and a general regional allocation of 55% Europe, 31% Japan and 14% Australasia. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−28.05%	−28.10%	−25.09%	−23.44%	−23.72%
Since inception (5/1/98)	−0.68	−0.40	0.40	1.51	1.00

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Omega Pharma SA	2.2%	Drugs
Rhoen-Klinikum AG Non-Voting	2.2	Health
Anglo Irish Bank Corp. PLC	2.1	Banks
Brembo SpA	1.9	Auto
Logitech International SA	1.8	Computer Hardware
Westfield Holdings Ltd.	1.6	Real Estate
DDC PLC	1.5	Multi-Industry
Amey PLC	1.5	Business Services
Esprit Holdings Ltd.	1.5	Multi-Industry
Eniro AB	1.5	Publishing

The top 10 holdings may not be representative of the Fund's future investments.

International Growth Opportunities Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs International Growth Opportunities Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares produced cumulative total returns, without sales charges, of –10.09%, –10.25%, –10.35%, –9.77%, and –10.05%, respectively. These results compare to the –9.20% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Small Cap Index.

Performance in absolute terms over the past six months has been disappointing. However, the Fund performed broadly in line with its official index, the MSCI EAFE Small Cap Index (the "Index"). We feel that although the Index has a substantial value bias, its proximity of returns to our growth strategy over the past six months is an indication of the strength of our risk management process. International equity markets have suffered substantial extraneous shocks over the period, including the impact of the terrorist attacks on the United States in September. Unfortunately, smaller international growth businesses suffered from an indiscriminate de-rating as risk premiums rose rapidly and investors looked to more defensive asset classes.

At the stock specific level, positive contributors included Esprit, a Hong Kong-based vendor of high quality fashion products. The company was upgraded by the market after management decided to purchase the remaining Esprit brands held by third parties, uniting the brands. Tandberg, a technology leader in video conferencing systems and provider of video conferencing services from Norway, performed well on the back of a strong increase in demand for video conferencing systems as a result of the tragic events of September 11. The largest negative contributor during the period was Card Guard Scientific. This Swiss-based company specializes in advanced telemedicine systems. Its products are used in the remote monitoring, recording, and transferring of medical data, reducing hospitalization costs. The stock disappointed as the company announced a profits warning ahead of its fourth quarter 2001 results and it was eliminated from the portfolio.

Portfolio Highlights

■ **Omega Pharma** — Omega Pharma is a developer and distributor of over-the-counter and generic drugs. These markets are extremely fragmented and Omega is well positioned to lead in the consolidation of the pharmaceutical industry, as deregulation increases its pace in Europe. The company's management is shareholder value oriented and its very high margin products provide huge leverage for organic growth. Furthermore, Omega has a much larger sales team than its competition and a fast and high performing reporting system which enables fast tactical reactions from the management.

■ **Rhoen-Klinikum** — Rhoen-Klinikum operates general, rehabilitation, and emergency healthcare facilities which offer inpatient and outpatient medical care in Germany. These clinics and hospitals offer various types of treatment and therapy services. Entities like Rhoen-Klinikum have grown as a result of the increasing inability of the German government to finance healthcare facilities. The burden of financing facilities rests wholly upon the state, with states being responsible for all capital spending, and lack of funds has caused systematic cutbacks in this spending. Rhoen-Klinikum operates its hospitals 25-30% more efficiently than public hospitals, employing 25% fewer staff than traditional hospitals. On average, it charges 30% less per treatment than public facilities, and per bed costs are 34% lower than those at public facilities. Scope for privatization in Germany is enormous. The private sector's share of the German hospital market is expected to increase from 7% currently to 20% over the next ten years.

- **Anglo Irish Bank —** Anglo Irish Bank provides a range of banking and other financial services to its customers, such as secured lending and general banking. The company benefits from rigid lending criteria, including securing collateral against the personal assets of business owners, hence limiting bad debt exposure. We believe it is well positioned to take advantage of continued economic growth and increased penetration of financial products in the Irish economy. This position was initiated due to a strong track record of delivering shareholder returns over the long term, as well as a lower-than-average risk profile within the financial sector.

Portfolio Outlook

We remain confident that the 2002 outlook for international equities is positive. Economic data continues to strengthen, supporting our view that low interest rates will stimulate an economic recovery, as well as a rebound in equity markets. Although we do not see any immediate danger of significant inflation, we believe that short-term interest rates may increase more sharply than the market may expect. An environment of controlled inflation is optimal in our opinion, as this would allow for some price flexibility and potential growth in corporate earnings while interest rates would remain at low levels.

The recent focus on credit quality and company accounting highlights that company specifics will remain crucial in coming months. As such, our bottom-up strategy should benefit us greatly, in that we will continue to focus on strong and well-managed franchises with proven track records and invest in value-creating opportunities. The portfolio is positioned to benefit from a recovery and we continue to take advantage of compelling valuations in those businesses that have significant growth potential and strong fundamentals, believing that our focus on business quality and growth adjusted valuation will be recognized by the market.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs International Growth Opportunities Investment Team

London
March 18, 2002

Emerging Markets Equity Fund

as of February 28, 2002

Assets Under Management

$112.3 Million

Number of Holdings

119

NASDAQ SYMBOLS

Class A Shares

GEMAX

Class B Shares

GEKBX

Class C Shares

GEMCX

Institutional Shares

GEMIX

Service Shares

GEMSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	MSCI EMF Index[2]
Class A	12.48%	12.45%
Class B	12.27	12.45
Class C	12.24	12.45
Institutional	13.01	12.45
Service	12.64	12.45

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares. The Fund's performance assumes the reinvestment of dividends and other distributions.

[2] The Morgan Stanley Capital International (MSCI) Emerging Markets Free (EMF) Index is an unmanaged market capitalization-weighted composite of securities in over 26 emerging market countries. "Free" indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−10.61%	−10.57%	−6.79%	−4.83%	−4.89%
Since Inception (12/15/97)	−5.72	−5.29	−4.77	−3.72	−4.67

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

TOP 10 COMPANY HOLDINGS AS OF 2/28/02

Company Holding	% of Total Net Assets	Line of Business
Samsung Electronics	6.8%	Semiconductors
Telefonos de Mexico SA ADR	4.9	Telecommunications
Anglo American PLC	3.9	Financial Services
Taiwan Semiconductor	3.7	Semiconductors
United Microelectronics Corp. ADR	2.4	Electrical Equipment
Petroleo Brasileiro SA ADR	2.4	Energy Resources
Hyundai Motor Co. Ltd.	2.3	Auto
China Mobile Ltd.	2.0	Telecommunications
Surgutneftegaz ADR	1.9	Energy Resources
Hindustan Lever Ltd.	1.8	Consumer Cyclicals

The top 10 company holdings may not be representative of the Fund's future investments.

Emerging Markets Equity Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Emerging Markets Equity Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 12.48%, 12.27%, 12.24%, 13.01%, and 12.64%, respectively. These returns compare to the 12.45% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Emerging Markets Free Index.

During the period, the Fund benefited from its country and sector allocations. The Fund's overweight position in South Korea, along with underweight positions in Argentina and South Korea, were the top contributors to relative results. Stock selection in Brazil, Taiwan, and South Africa also contributed positively to the Fund's performance. On a sector level, the Fund's Financial stocks were the largest contributor to results, along with the Fund's overweight positions in Utilities and Telecommunications stocks.

Regional Allocation

We have increased the Fund's underweight position in Europe, Middle East, Africa (EMEA) by cutting the Fund's overweight position in South Africa and by lowering our exposure in Turkey and Israel, due to concerns about currency weakness. Russia remained the Fund's largest positive investment, thanks in part to progress in structural reforms and corporate governance, along with a gradually recovering economic outlook. A sound fiscal position and better U.S.-Russian relations also encouraged us to have a favourable view on this country.

In Latin America, we reversed the Fund's large underweight position. We increased the Fund's existing overweight position in Mexico, on the back of strong earnings recovery and potential re-rating following an upgrade by Standard & Poor's. We also reduced the Fund's overweight position in Asia (ex-Japan) to an underweight by reducing the Fund's positions in Indian stocks. This was in response to high relative valuations and concerns over the deterioration of the situation in Kashmir. We also reduced the Fund's overweight position in Indonesia because of concerns over the implications of Afghanistan on local politics, and negative news from the banking sector. South Korea remains our favorite market, due to attractive valuations and better earnings visibility. We favor Korean Technology companies and its Banking sector, which appears robust and cheaply valued. We hold a negative view in Malaysia, as we continue to believe that the improvements in the political arena and in corporate governance have been mostly priced in to the market.

Portfolio Highlights

■ **Telefonos de Mexico** — Telefonos de Mexico is the largest fixed and wireless operator in Mexico, with an 80% market share. For some time, the stock has been one of the largest holdings in the Fund in both absolute terms and relative to the benchmark. The company generates enormous free cash flow, has excellent management, compelling growth prospects in the data business, and we believe is attractively valued.

■ **Petroleo Brasileiro** — This Brazilian company, which produces, transports, refines, and markets petroleum and petroleum products, is the largest company in the country. We chose to underweight the stock, due to declining earnings and high valuations. This proved beneficial, as the company's stock fell 19% over the period, due to an increase in sovereign risk in Brazil.

■ **Grupo Modelo** — Based in Mexico, Modelo is the largest domestic beer company and the largest beer exporter to the United States, with its Corona brand. The stock lost ground over the reported period, as the peso did not weaken as we expected. However, we continued to hold the position for its franchise, valuation, and exposure to the U.S. consumer sector.

Portfolio Outlook

We maintain our bullish view on emerging markets on the back of improving prospects for global growth. Fundamentals of emerging countries are also strong, and we believe there is room for more earnings upgrades as the global recovery becomes more robust. In a continuing trend of declining risk premium, emerging markets are likely to maintain their strong momentum and valuations are compelling. The nominal book value multiple of emerging markets, at 1.7 times, is relatively low on a historical basis and compared to developed markets. Profitability, on the other hand, remains high at 11.4%, as measured by the return on equity, a level comparable with the global average. We believe 2002 earnings estimates can potentially be upgraded as the economic recovery materializes. The 2002 price-to-earnings multiple is 14, a substantial discount to developed markets.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Emerging Markets Equity Investment Team

New York, London and Singapore
March 18, 2002

Asia Growth Fund

as of February 28, 2002

Assets Under Management

$41.4 Million

Number of Holdings

96

NASDAQ SYMBOLS

Class A Shares

GSAGX

Class B Shares

GSABX

Class C Shares

GSACX

Institutional Shares

GSAIX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	MSCI AC Asia Free (ex Japan) Index[2]
Class A	13.37%	13.51%
Class B	13.21	13.51
Class C	13.12	13.51
Institutional	13.69	13.51

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares. The Fund's performance assumes the reinvestment of dividends and other distributions.

[2] The unmanaged Morgan Stanley Capital International (MSCI) All Country (AC) Asia Free (ex Japan) Index is a market capitalization-weighted composite of securities in 11 Asian countries. "Free" indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional
One Year	−9.97%	−9.92%	−6.14%	−3.99%
Five Years	−12.43	−12.19	N/A	−10.77
Since Inception	−6.42 (7/8/94)	−11.67 (5/1/96)	−12.84 (8/15/97)	−9.40 (2/2/96)

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

TOP 10 COMPANY HOLDINGS AS OF 2/28/02

Company Holding	% of Total Net Assets	Line of Business
Samsung Electronics	8.0%	Semiconductors
Taiwan Semiconductor	4.3	Semiconductors
Hutchison Whampoa Ltd.	3.7	Multi-Industrial
United Microelectronics Corp. ADR	3.1	Semiconductors
Hang Seng Bank Ltd.	3.0	Banks
China Mobile Ltd.	2.6	Telecommunications
Sun Hung Kai Properties Ltd.	2.1	Real Estate
Kookmin Bank	2.1	Banks
SK Telecom Co. Ltd. ADR	2.1	Telecommunications
Hyundai Motor Co. Ltd.	2.0	Auto

The top 10 company holdings may not be representative of the Fund's future investments.

Asia Growth Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Asia Growth Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, and Institutional Shares generated cumulative total returns, without sales charges, of 13.37%, 13.21%, 13.12%, and 13.69%, respectively. These returns compare to the 13.51% cumulative total return of the Fund's benchmark, the MSCI AC Asia Free (ex Japan) Index.

As the reporting period began, the Fund was defensively positioned. This proved to be beneficial, as the Fund outperformed its benchmark following the tragic events on September 11. In particular, the Fund's overweight position in Utilities and upstream petroleum companies contributed positively to performance. The markets staged an impressive recovery during the fourth quarter 2001, driven by liquidity and optimism for an economic recovery. Although the Fund had reduced its underweight position in the Technology, Media and Telecom (TMT) sectors, it underperformed the benchmark. As the period progressed we gradually increased the Fund's weighting in high quality Cyclicals and Technology companies. This helped the Fund to perform in line with its benchmark during the last two months of the period.

Portfolio Composition

As of February 28, 2002, the Fund was overweight in Korea, Taiwan, India, and Thailand and underweight in Hong Kong, Singapore, Indonesia, and Malaysia.

Portfolio Highlights

- **Hyundai Motor Company** — Hyundai Motor manufactures and sells passenger cars, trucks, and commercial vehicles in Korea and overseas. Its stock exhibited exceptional performance over the period, appreciating 71% on the back of strong market share gains in Korea following Daewoo's collapse. The company also made significant headway into the U.S. market, enjoying sales growth in the range of 20-30% against a backdrop of slowing industry sales. In addition, Hyundai Motor is currently trading at an attractive valuation of approximately six times price-to-book.

- **Samsung Electronics Co., Ltd.** — Samsung Electronics is one of the world's leading producers of dynamic random access memory (DRAM), a type of memory used in most personal computers. The firm has benefited from a significant pickup in global DRAM prices. Its telecommunications equipment division has also been doing exceptionally well. It is the #1 producer of CDMA cellular handsets globally and has been gaining market share in GSM (global system for mobile communications) cellular handsets. Samsung's stock rose 81% during the period.

■ **Hindustan Lever Limited** — Hindustan Lever remains a core holding in the Fund. The company is 51%-owned by the Unilever group and is the largest consumer company in India. It is also the most diversified consumer product company in Asia, with an excellent 10-year annual earnings growth of 29%, coupled with one of the highest returns on equity in the region. Despite its defensive nature, its stock appreciated over 14% during the period.

Portfolio Outlook

Although the latest economic indicators showed increasingly that the Asian economies are recovering, we remain fairly cautious about the pace of the turnaround. As such, our portfolio strategy is to focus on companies that are expected to benefit from the recovery, but which are relatively defensive in the event that the recovery is less than what the market expects. Although most of the economies in Asia are leveraged to the United States, the restructuring exercise that many Asian companies undertook during the past few years is bearing fruit. As such, those companies are more resilient, competitive, cost-efficient, and less dependent on external economic conditions.

We have adopted more aggressive positions in high quality Technology stocks and Consumer Discretionary companies. The Fund is underweight in sectors such as Utilities and Energy, as we prefer sectors that are more leveraged to the recovering economic conditions. However, we maintain overweight positions in selected defensive stocks with strong visible earnings and growth.

We thank you for your investment and we look forward to your continued confidence in the future.

Goldman Sachs Asia Equity Investment Team

Singapore
March 18, 2002

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on October 1, 1998 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs European Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe Index ("MSCI Europe Index"), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to differences in fees and loads.

European Equity Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested October 1, 1998 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced October 1, 1998)			
Excluding sales charges	1.18%	−17.16%	−6.66%
Including sales charges	−0.47%	−21.71%	−11.78%
Class B (commenced October 1, 1998)			
Excluding contingent deferred sales charges	0.69%	−17.67%	−6.98%
Including contingent deferred sales charges	−0.21%	−21.78%	−11.63%
Class C (commenced October 1, 1998)			
Excluding contingent deferred sales charges	0.72%	−17.57%	−6.97%
Including contingent deferred sales charges	0.72%	−18.39%	−7.90%
Institutional Class (commenced October 1, 1998)	1.83%	−16.66%	−6.44%
Service Class (commenced October 1, 1998)	1.41%	−16.88%	−6.60%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 94.9%		
Denmark – 0.7%		
4,169	Group 4 Falck A/S (Electrical Equipment)	$ 444,467
Finland – 2.7%		
76,389	Nokia Oyj (Telecommunications)	1,625,188
France – 13.1%		
21,398	BNP Paribas SA (Banks)	1,038,524
12,322	Castorama Dubois Investissement SA (Specialty Retail)	608,168
64,427	European Aeronautic Defense & Space Co. (Aerospace/Defense)	812,821
5,042	L'Oreal SA (Consumer Products)	352,762
10,083	Lafarge SA* (Construction)	868,721
20,267	NRJ Group (Media)	376,957
10,216	Pernod-Ricard SA (Food & Beverage)	796,143
6,856	Sanofi-Synthelabo SA (Health)	450,589
15,317	Schneider Electric SA (Electrical Equipment)	769,253
11,389	Total Fina SA Class B (Energy Resources)	1,675,509
3,118	Vivendi Universal SA (Conglomerates)	121,170
		7,870,617
Germany – 7.6%		
11,335	Bayeriche Hypo-und Vereinsbank AG (HVB Group) (Banks)	346,959
21,660	Bayerische Motoren Werke (BMW) AG (Auto)	798,980
9,050	Deutsche Bank AG (Banks)	532,091
29,118	Deutsche Telekom AG (Telecommunications)	414,002
3,534	Muenchener Rueckversicherungs-Gesellschaft AG (Property Insurance)	862,945
7,820	SAP AG (Software & Services)	1,063,913
9,968	Siemens AG (Electrical Equipment)	584,338
		4,603,228
Ireland – 2.9%		
39,228	Allied Irish Banks PLC (Banks)	438,181
105,304	Bank of Ireland (Banks)	1,025,649
20,600	Elan Corp. PLC ADR* (Drugs)	290,460
		1,754,290
Italy – 8.2%		
77,500	ENI SpA (Energy Resources)	1,062,979
70,000	Mediaset SpA (Media)	565,519
280,500	Snam Rete Gas SpA* (Energy Resources)	765,087
82,500	Telecom Italia Mobile SpA (T.I.M.) (Telecommunications)	388,616

Shares	Description	Value
Common Stocks – (continued)		
Italy – (continued)		
122,296	Telecom Italia SpA (Telecommunications)	$ 1,007,072
288,000	UniCredito Italiano SpA (Banks)	1,122,206
		4,911,479
Netherlands – 6.5%		
30,263	ASML Holdings NV* (Semiconductors)	621,052
6,308	Gucci Group (Apparel)	541,294
59,174	ING Groep NV (Financial Services)	1,408,554
14,718	Koninklijke Royal Philips Electronics NV (Appliance)	384,878
32,496	VNU NV (Media)	962,329
		3,918,107
Spain – 4.5%		
16,446	Acerinox SA (Steel)	560,367
65,194	Banco Bilbao Vizcaya Argentaria SA (Banks)	753,063
30,579	Industria de Diseno Textil SA (Inditex)* (Consumer Durables & Apparel)	600,000
69,230	Telefonica de Espana SA* (Telecommunications)	808,075
		2,721,505
Sweden – 2.4%		
20,599	Securitas AB Series B (Business Services)	412,212
123,887	Skandia Forsakrings AB (Insurance)	644,931
92,398	Telefonaktiebolaget LM Ericsson AB Series B (Telecommunications)	393,630
		1,450,773
Switzerland – 12.4%		
16,013	Adecco SA (Business Services)	961,664
11,539	Converium Holding AG* (Insurance)	549,637
9,550	Nestle SA (Food & Beverage)	2,111,814
56,783	Novartis AG* (Health)	2,159,462
17,467	Syngenta AG* (Chemicals)	965,373
14,993	UBS AG* (Banks)	694,349
		7,442,299
United Kingdom – 33.9%		
20,177	Abbey National PLC (Financial Services)	271,788
33,409	Amvescap PLC (Financial Services)	402,803
97,871	ARM Holdings PLC* (Technology Hardware & Equipment)	397,909
15,071	AstraZeneca PLC (Health)	761,763
38,090	Barclays PLC (Banks)	1,117,145
160,322	BP PLC (Energy Resources)	1,319,986

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – (continued)			
United Kingdom – (continued)			
65,478	British Sky Broadcasting Group PLC* (Media)	$	664,508
25,282	Exel PLC (Transportation)		276,945
130,472	Friends Provident PLC* (Insurance)		322,727
134,092	GlaxoSmithKline PLC (Health)		3,267,536
74,730	HSBC Holdings PLC (Banks)		815,969
241,138	International Power PLC* (Electrical Utilities)		613,506
462,713	Legal & General Group PLC (Insurance)		981,032
84,469	P & O Princess Cruises PLC (Leisure)		489,510
34,755	Reckitt Benckiser PLC (Food & Beverage)		549,702
46,908	Reuters Group PLC (Business Services)		347,423
50,585	Royal Bank of Scotland Group PLC (Banks)		1,238,369
55,930	Scottish & Southern Energy PLC (Electrical Utilities)		501,994
149,000	Shell Transport & Trading Co. PLC (Energy Resources)		1,036,172
66,334	Six Continents PLC (Leisure)		661,944
64,607	Smiths Group PLC (Conglomerates)		647,450
412,810	Tesco PLC (Specialty Retail)		1,470,385
1,209,654	Vodafone Group PLC (Telecommunications)		2,286,837
			20,443,403
TOTAL COMMON STOCKS **(Cost $59,506,810)**			**$ 57,185,356**

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligations – 10.9%			
State Street Bank & Trust Euro – Time Deposits			
$3,204,342 EUR	3.20%	03/01/2002	$ 2,774,639
4,336,029 EUR	3.25	03/04/2002	3,754,567
TOTAL SHORT-TERM OBLIGATIONS **(Cost $6,524,721)**			**$ 6,529,206**
TOTAL INVESTMENTS **(Cost $66,031,531)**			**$63,714,562**

EUR   Euro currency
*   Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Common Stock Industry Classifications†	As a % of Total Net Assets
Aerospace/Defense	1.3%
Appliance	0.6
Auto	1.3
Banks	15.1
Business Services	2.9
Chemicals	1.6
Conglomerates	1.3
Construction	1.4
Consumer Durables & Apparel	1.0
Consumer Goods	0.9
Consumer Products	0.6
Drugs	0.5
Electrical Equipment	3.0
Electrical Utilities	1.9
Energy Resources	9.7
Financial Services	3.5
Food & Beverage	5.7
Health	11.0
Insurance	4.1
Leisure	1.9
Media	4.3
Property Insurance	1.4
Semiconductors	1.0
Software & Services	1.8
Specialty Retail	3.5
Steel	0.9
Technology Hardware & Equipment	0.7
Telecommunications	11.5
Transportation	0.5
TOTAL COMMON STOCK	**94.9%**

† Industry concentrations greater than one tenth of one percent are disclosed.

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on December 1, 1992 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs International Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia and Far East Index (''MSCI EAFE''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to differences in fees and loads.

International Equity Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested December 1, 1992 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	Five Years	One Year	Six Months[a]
Class A (commenced December 1, 1992)				
Excluding sales charges	5.49%	0.60%	−19.56%	−8.29%
Including sales charges	4.85%	−0.53%	−23.99%	−13.34%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	0.93%	0.07%	−20.00%	−8.60%
Including contingent deferred sales charges	0.76%	−0.33%	−24.00%	−13.17%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	−2.91%	n/a	−19.95%	−8.57%
Including contingent deferred sales charges	−2.91%	n/a	−20.75%	−9.49%
Institutional Class (commenced February 7, 1996)	3.41%	1.24%	−19.05%	−7.98%
Service Class (commenced March 6, 1996)	2.61%	0.75%	−19.45%	−8.22%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – 97.3%			
Australia – 2.6%			
1,052,072	AMP Ltd. (Financial Services)	$	10,208,414
145	Brambles Industries Ltd. (Multi-Industrial)		682
2,659,065	CSR Ltd. (Building Materials)		8,852,448
5,308,517	Insurance Australia Group Ltd. (Insurance)		8,891,331
			27,952,875
Finland – 2.3%			
1,192,067	Nokia Oyj (Telecommunications)		25,361,415
France – 7.9%			
38,815	AXA* (Insurance)		724,293
87,483	Castorama Dubois Investissement SA (Specialty Retail)		4,317,836
1,320,216	European Aeronautic Defense & Space Co. (Aerospace/Defense)		16,656,057
119,921	Lafarge SA* (Construction)		10,332,038
49,398	Pernod-Ricard SA (Food & Beverage)		3,849,635
125,533	Schneider Electric SA (Electrical Equipment)		6,304,542
278,026	Total Fina SA Class B (Energy Resources)		40,902,179
59,595	Vivendi Universal SA (Conglomerates)		2,315,956
			85,402,536
Germany – 2.3%			
165,208	Bayerische Motoren Werke (BMW) AG (Auto)		6,094,083
139,720	SAP AG (Software & Services)		19,008,931
			25,103,014
Hong Kong – 1.4%			
1,294,300	Hang Seng Bank Ltd. (Banks)		14,188,883
355,500	Hongkong Electric Holdings Ltd. (Electrical Utilities)		1,328,695
			15,517,578
Ireland – 4.2%			
647,184	Allied Irish Banks PLC (Banks)		7,229,115
3,330,845	Bank of Ireland (Banks)		32,657,046
411,700	Elan Corp. PLC ADR* (Drugs)		5,804,970
			45,691,131
Italy – 8.0%			
1,846,000	ENI SpA (Energy Resources)		25,319,465
2,111,000	Mediaset SpA (Broadcasting)		17,054,442
4,743,500	Snam Rete Gas SpA* (Gas Utilities)		12,938,297
1,097,063	Telecom Italia SpA (Telecommunications)		9,033,993

Shares	Description		Value
Common Stocks – (continued)			
Italy – (continued)			
5,722,500	UniCredito Italiano SpA (Banks)	$	22,298,003
			86,644,200
Japan – 21.6%			
433,000	C&S Co. Ltd. (Specialty Retail)		8,288,705
443,265	Canon, Inc. (Computer Hardware)		15,514,854
2,377,000	Daiwa Securities Group, Inc. (Financial Services)		14,386,709
627,000	Fuji Photo Film Co. Ltd. (Leisure)		19,746,558
442,400	Honda Motor Co. Ltd. (Auto)		17,663,645
96,652	Hoya Corp. (Electrical Equipment)		6,347,533
971,000	Isetan Co. Ltd. (Specialty Retail)		7,913,221
654,000	Kao Corp. (Consumer Products)		12,275,160
33,600	Keyence Corp. (Industrial Parts)		6,156,051
2,323,790	Mitsui Marine & Fire (Insurance)		10,041,229
53,000	NGK Insulators Ltd. (Multi-Industrial)		342,931
300	Nippon Telephone & Telegraph Corp. (Telecommunications)		956,006
836,000	Ricoh Co. Ltd. (Computer Hardware)		14,817,718
352,000	Sanyo Electric Co. Ltd. (Electrical Equipment)		1,499,996
343,000	Sharp Corp. (Electrical Equipment)		4,095,675
537,500	Shin-Etsu Chemical Co. Ltd. (Chemicals)		20,377,627
388,000	Skylark Co. Ltd. (Restaurants)		6,558,603
11	SMC Corp. (Machinery)		1,221
46,000	Sumitomo Corp. (Wholesale)		237,218
185,000	Sumitomo Mitsui Banking Corp. (Banks)		684,802
118,000	Suzuki Motor Corp. (Auto)		1,439,830
686,000	Taisho Pharmaceutical Co. Ltd. (Drugs)		10,228,949
691,000	Takeda Chemical Industries Ltd. (Drugs)		28,002,016
943,000	The Sumitomo Trust & Banking Co. Ltd. (Banks)		3,166,909
3,246,000	Tokyo Gas Co. (Gas Utilities)		8,357,551
424,700	Toppan Forms Co. Ltd. (Publishing)		6,037,938
371,000	Toyota Motor Corp. (Auto)		9,469,160
			234,607,815
Netherlands – 5.6%			
5,117	Aegon NV (Insurance)		111,479
386,408	ASML Holdings NV* (Semiconductors)		7,929,798
116,917	Gucci Group (Apparel)		10,032,726

Shares	Description		Value
Common Stocks – (continued)			
Netherlands – (continued)			
908,989	ING Groep NV (Financial Services)	$	21,637,198
40,305	Koninklijke Royal Philips Electronics NV (Appliance)		1,053,983
19,264	Unilever NV (Multi-Industrial)		1,120,943
641,862	VNU NV (Media)		19,007,956
			60,894,083
Singapore – 1.7%			
2,738,000	Keppel Corp. Ltd. (Multi-Industrial)		6,160,033
418,000	Singapore Technologies Engineering Ltd. (Machinery)		552,388
1,477,000	United Overseas Bank Ltd. (Banks)		11,211,085
			17,923,506
Spain – 3.8%			
108,834	Acerinox SA (Steel)		3,708,318
1,061,993	Banco Bilbao Vizcaya Argentaria SA (Banks)		12,267,191
720,945	Industria de Diseno Textil SA (Inditex)* (Consumer Durables & Apparel)		14,145,871
948,226	Telefonica de Espana SA* (Telecommunications)		11,068,007
			41,189,387
Sweden – 2.4%			
476,729	Securitas AB Series B (Business Services)		9,539,953
2,352,559	Skandia Forsakrings AB (Insurance)		12,246,943
1,063,006	Telefonaktiebolaget LM Ericsson AB Series B (Telecommunications)		4,528,571
			26,315,467
Switzerland – 9.3%			
258,460	Adecco SA (Business Services)		15,521,869
305,189	Converium Holding AG* (Insurance)		14,537,077
178,535	Nestle SA (Food & Beverage)		39,479,871
809,900	Novartis AG* (Health)		30,800,555
23,641	UBS AG* (Banks)		1,094,851
			101,434,223
United Kingdom – 24.2%			
890,414	Amvescap PLC (Financial Services)		10,735,476
391,847	ARM Holdings PLC* (Technology Hardware & Equipment)		1,593,111
14,065	AstraZeneca PLC (Health)		710,915

Shares	Description		Value
Common Stocks – (continued)			
United Kingdom – (continued)			
619,803	Barclays PLC (Banks)	$	18,178,251
1,442,780	British Sky Broadcasting Group PLC* (Media)		14,642,151
922,401	Exel PLC (Transportation)		10,104,196
1,431,245	GlaxoSmithKline PLC (Drugs)		34,876,392
263,200	GlaxoSmithKline PLC ADR (Drugs)		12,883,640
106,600	HSBC Holdings PLC (Banks)		1,163,955
5,863,340	International Power PLC* (Electrical Utilities)		14,917,563
8,302,347	Legal & General Group PLC (Financial Services)		17,602,423
2,003,091	P & O Princess Cruises PLC (Leisure)		11,608,199
637,161	Reckitt Benckiser PLC (Food & Beverage)		10,077,657
346,610	Royal Bank of Scotland Group PLC (Banks)		8,485,341
1,357,898	Six Continents PLC (Leisure)		13,550,401
1,397,276	Smiths Group PLC (Conglomerates)		14,002,602
8,909,452	Tesco PLC (Specialty Retail)		31,734,513
17,098,409	Vodafone Group PLC (Telecommunications)		32,324,350
178,500	Vodafone Group PLC ADR (Wireless)		3,391,500
			262,582,636

TOTAL COMMON STOCKS (Cost $1,135,025,595)		$1,056,619,866

Principal Amount	Interest Rate	Maturity Date		Value
Short-Term Obligation – 3.3%				
State Street Bank & Trust Euro – Time Deposit				
$36,292,000	1.81%	03/01/2002	$	36,292,000

TOTAL SHORT-TERM OBLIGATION (Cost $36,292,000)	$	36,292,000
TOTAL INVESTMENTS (Cost $1,171,317,595)		$1,092,911,866

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Statement of Investments (continued)

February 28, 2002 (Unaudited)

	As a % of Total Net Assets
Common Stock Industry Classifications†	
Aerospace/Defense	1.5%
Apparel	0.9
Appliance	0.1
Auto	3.2
Banks	12.2
Broadcasting	1.6
Building Materials	0.8
Business Services	2.3
Chemicals	1.9
Computer Hardware	2.8
Conglomerates	1.5
Construction	1.0
Consumer Durables & Apparel	1.3
Consumer Products	1.1
Drugs	8.5
Electrical Equipment	1.7
Electrical Utilities	1.5
Energy Resources	6.1
Financial Services	6.9
Food & Beverage	4.9
Gas Utilities	2.0
Health	2.9
Industrial Parts	0.6
Insurance	4.3
Leisure	4.1
Machinery	0.1
Media	3.1
Multi-Industrial	0.7
Publishing	0.6
Restaurants	0.6
Semiconductors	0.7
Software & Services	1.7
Specialty Retail	4.8
Steel	0.3
Technology Hardward & Equipment	0.1
Telecommunications	7.7
Transportation	0.9
Wireless	0.3
TOTAL COMMON STOCK	**97.3%**

†   Industry concentrations greater than one tenth of one percent are
disclosed.

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on May 1, 1998 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Japanese Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Tokyo Price Index (''Topix''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Japanese Equity Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested May 1, 1998 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced May 1, 1998)			
Excluding sales charges	–2.84%	–29.84%	–15.85%
Including sales charges	–4.25%	–33.73%	–20.45%
Class B (commenced May 1, 1998)			
Excluding contingent deferred sales charges	–3.24%	–30.12%	–15.97%
Including contingent deferred sales charges	–4.01%	–33.61%	–20.17%
Class C (commenced May 1, 1998)			
Excluding contingent deferred sales charges	–3.26%	–30.11%	–16.00%
Including contingent deferred sales charges	–3.26%	–30.81%	–16.84%
Institutional Class (commenced May 1, 1998)	–2.24%	–29.44%	–15.64%
Service Class (commenced May 1, 1998)	–2.72%	–29.68%	–15.74%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
	Common Stocks – 99.4%	
37,000	77 Bank Ltd. (Banks)	$ 138,341
26,000	Air Water, Inc. (Industrial Services)	116,422
39,000	Anritsu Corp. (Electrical Equipment)	282,615
32,000	Asahi Glass Co. Ltd. (Building Materials)	177,678
300	Avex, Inc. (Entertainment)	6,694
12,200	Bandai Co. Ltd. (Entertainment)	345,983
16,000	Banyu Pharmaceutical Co. Ltd. (Drugs)	210,157
380	Bellsystem24, Inc. (Business Services)	122,937
16,600	C&S Co. Ltd (Specialty Retail)	317,766
18,000	Canon, Inc. (Computer Hardware)	630,024
9,000	Daikin Industries Ltd. (Building Materials)	151,125
60,000	Daiwa Securities Group, Inc. (Financial Services)	363,148
66	Dentsu, Inc. (Business Services)	287,160
57,000	Dowa Mining Co. Ltd. (Mining)	234,389
50	East Japan Railway Co. (Railroads)	190,306
3,400	FP Corp. (Consumer Products)	93,884
18,000	Fuji Photo Film Co. Ltd. (Leisure)	566,887
3,400	Funai Electric Co. Ltd. (Electrical Equipment)	303,220
6,000	Hisamitsu Pharmaceutical Co., Inc. (Drugs)	72,988
300	Hokuto Corp. (Food & Beverage)	7,791
16,200	Honda Motor Co. Ltd. (Auto)	646,815
5,800	Hoya Corp. (Electrical Equipment)	380,910
39,000	Isetan Co. Ltd. (Specialty Retail)	317,833
17,000	Kaneka Corp. (Chemicals)	101,877
30,000	Kao Corp. (Consumer Products)	563,081
14,400	Katokichi Co. Ltd. (Food & Beverage)	192,903
1,700	Keyence Corp. (Industrial Parts)	311,467
9,000	Kirin Beverage Corp. (Food & Beverage)	133,595
11,400	Komeri Co. Ltd. (Home Products)	218,225
1,300	Konami Corp. (Entertainment)	24,012
2,600	KOSE Corp. (Specialty Retail)	62,286
27,000	Matsushita Electric Works Ltd. (Construction)	200,493
13,000	Meitec Corp. (Business Services)	307,549
44,000	Minebea Co. Ltd. (Electronics Equipment)	251,860
10,800	Ministop Co. Ltd. (Specialty Retail)	141,050
4,600	MISUMI Corp. (Industrial Parts)	178,171
79,000	Mitsui Mining & Smelting Co. Ltd. (Mining)	266,488
166,000	Mitsui O.S.K. Lines Ltd. (Ship Transportation)	319,624
74,000	Mitsui Sumitomo Insurance Co. Ltd. (Insurance)	319,758
4,300	Murata Manufacturing Co. Ltd. (Electronics Equipment)	266,995
54,000	NGK Insulators Ltd. (Multi-Industrial)	349,401
2,300	Nintendo Co. Ltd. (Entertainment)	338,834

Shares	Description	Value
	Common Stocks – (continued)	
8,000	Nippon Kanzai Co. Ltd. (Business Services)	$ 99,526
13,000	Nippon Meat Packers, Inc. (Food & Beverage)	112,542
59,000	Nippon Mining & Metals Co. Ltd. (Mining)	179,648
4,400	Nippon System Development Co. Ltd. (Computer Software)	132,990
53	Nippon Telephone & Telegraph Corp. (Telecommunications)	168,894
21,000	Nissan Chemical Industries Ltd. (Chemicals)	102,183
900	Nomura Research Institute Ltd.* (Computer Software)	95,914
106	NTT DoCoMo, Inc. (Telecommunications)	1,099,593
8,200	Paris Miki, Inc. (Specialty Retail)	171,350
5,000	Pioneer Corp. (Electrical Equipment)	95,526
3,750	Plenus Co. Ltd. (Business Services)	106,347
34,000	Ricoh Co. Ltd. (Computer Hardware)	602,634
7,300	Sanyo Electric Credit Co. Ltd. (Financial Services)	144,916
6,300	Sato Corp. (Electronics Equipment)	129,531
7,500	Secom Co. Ltd. (Business Services)	333,035
6,000	Seven-Eleven Japan Co. Ltd. (Specialty Retail)	184,037
31,000	Sharp Corp. (Electrical Equipment)	370,163
15,600	Shin-Etsu Chemical Co. Ltd. (Chemicals)	591,425
18,000	Skylark Co. Ltd. (Restaurants)	304,265
10,000	Sumisho Lease Co. Ltd. (Financial Services)	138,065
94,000	Sumitomo Chemical Co. Ltd. (Chemicals)	350,058
65,000	Sumitomo Corp. (Wholesale)	335,199
63,000	Sumitomo Mitsui Banking Corp. (Banks)	233,203
4,700	Sumitomo Real Estate Sales Co. Ltd. (Real Estate)	104,877
25,000	Suzuki Motor Corp. (Auto)	305,049
17,000	Taisho Pharmaceutical Co. Ltd. (Drugs)	253,487
3,900	Taiyo Ink Manufacturing Co. Ltd. (Chemicals)	125,154
23,000	Takeda Chemical Industries Ltd. (Drugs)	932,050
30,000	The Nomura Securities Co. Ltd. (Financial Services)	342,550
64,000	The Sumitomo Trust & Banking Co. Ltd. (Banks)	214,933
1,000	Toho Co. (Leisure)	11,157
9,000	Toho Co. Ltd. (Leisure)	101,153
21,000	Tokyo Broadcasting System, Inc. (Media)	344,005
24,000	Tokyo Electric Power (Electrical Utilities)	453,151

The accompanying notes are an integral part of these financial statements.

Shares	Description	Value
Common Stocks – (continued)		
156,000	Tokyo Gas Co. Ltd. (Energy Resources)	$ 401,657
24,100	Toppan Forms Co. Ltd. (Publishing)	342,628
30,500	Toyota Motor Corp. (Auto)	778,462
50	UFJ Holdings, Inc.* (Banks)	105,974
3,500	USS Co. Ltd. (Auto)	110,750
14,000	Yamato Transport Co. Ltd. (Truck Freight)	220,978
7,100	York-Benimaru Co. Ltd. (Specialty Retail)	165,320
158	Yoshinoya D&C Co. Ltd. (Restaurants)	216,963

TOTAL COMMON STOCKS **(Cost $26,322,736)**	$22,124,084
TOTAL INVESTMENTS **(Cost $26,322,736)**	$22,124,084

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Common Stock Industry Classifications†	As a % of Total Net Assets
Auto	8.3%
Banks	3.1
Building Materials	1.5
Business Services	5.7
Chemicals	5.7
Computer Hardware	5.5
Computer Software	1.0
Construction	0.9
Consumer Products	3.0
Drugs	6.6
Electrical Equipment	6.4
Electrical Utilities	2.0
Electronics Equipment	2.9
Energy Resources	1.8
Entertainment	3.2
Financial Services	4.4
Food & Beverage	2.0
Home Products	1.0
Industrial Parts	2.2
Industrial Services	0.5
Insurance	1.4
Leisure	3.1
Media	1.6
Mining	3.1
Multi-Industrial	1.6
Publishing	1.5
Railroads	0.9
Real Estate	0.5
Restaurants	2.3
Ship Transportation	1.4
Specialty Retail	6.1
Telecommunications	5.7
Truck Freight	1.0
Wholesale	1.5
TOTAL COMMON STOCK	**99.4%**

† Industry concentrations greater than one tenth of one percent are disclosed.

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on May 1, 1998 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs International Growth Opportunities Fund. For comparative purposes, the performance of the Fund's benchmark, Morgan Stanley Capital International Europe, Australasia and Far East Small Cap Index unhedged (''MSCI EAFE Small Cap Index'') is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to difference in fees and loads.

International Growth Opportunities Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested May 1, 1998 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced May 1, 1998)			
Excluding sales charges	–0.31%	–23.83%	–10.09%
Including sales charges	–1.77%	–28.00%	–15.03%
Class B (commenced May 1, 1998)			
Excluding contingent deferred sales charges	–0.73%	–24.21%	–10.25%
Including contingent deferred sales charges	–1.52%	–28.00%	–14.74%
Class C (commenced May 1, 1998)			
Excluding contingent deferred sales charges	–0.76%	–24.23%	–10.35%
Including contingent deferred sales charges	–0.76%	–24.99%	–11.25%
Institutional Class (commenced May 1, 1998)	0.33%	–23.31%	–9.77%
Service Class (commenced May 1, 1998)	–0.20%	–23.75%	–10.05%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 93.3%		
Australia – 3.7%		
372,443	CSR Ltd. (Construction)	$ 1,239,922
89,985	Macquarie Bank Ltd. (Banks)	1,509,501
241,218	Westfield Holdings Ltd. (Real Estate)	2,043,046
		4,792,469
Belgium – 2.2%		
66,962	Omega Pharma SA (Drugs)	2,904,917
Denmark – 3.3%		
32,061	Carlsberg A/S (Food & Beverage)	1,318,676
17,714	Group 4 Falck A/S (Electrical Equipment)	1,888,530
48,577	Vestas Wind Systems A/S (Energy Resources)	1,140,491
		4,347,697
Finland – 1.5%		
111,773	Sampo Oyj Series A (Financial Services)	870,090
112,784	Vacon Oyj (Machinery)	1,074,256
		1,944,346
France – 8.5%		
20,599	Altran Technologies SA (Business Services)	979,233
32,800	Business Objects SA ADR* (Computer Software)	1,250,336
23,378	CNP Assurances (Insurance)	715,590
10,236	Coface (Insurance)	451,145
221,324	Elior (Food & Beverage)	1,676,889
51,753	Generale de Sante* (Health)	717,007
15,209	IPSOS* (Media)	840,212
14,716	Marionnaud Parfumeries* (Specialty Retail)	637,129
46,228	Sabate Diosos SA* (Manufacturing)	592,426
52,952	SR Teleperformance (Multi-Industry)	1,143,986
5,276	Technip (Construction)	664,258
28,224	Unibail (Real Estate)	1,466,349
		11,134,560
Germany – 4.4%		
29,528	Allbecon AG (Business Services)	102,273
55,959	Dis Deutscher Industrie (Business Services)	1,439,110
15,808	Fraport AG* (Business Services)	410,645
38,103	IM Internationalmedia AG* (Media)	626,874
30,313	Mediclin AG* (Medical Providers)	90,556
77,423	Techem AG* (Electronics Equipment)	1,205,389
47,109	Wedeco AG* (Business Services)	1,307,373
29,134	Zapf Creaton AG (Entertainment)	560,547
		5,742,767

Shares	Description	Value
Common Stocks – (continued)		
Hong Kong – 3.9%		
1,220,000	Amoy Properties Ltd. (Real Estate)	$ 1,204,475
3,362,000	Denway Motors Ltd. (Auto)	862,134
1,140,000	Esprit Holdings Ltd. (Multi-Industry)	1,944,033
496,000	Hong Kong and China Gas Co. Ltd. (Energy Resources)	693,195
790,000	Texwinca Holdings Ltd. (Diversified Industrial Manufacturing)	453,281
		5,157,118
Ireland – 5.9%		
637,828	Anglo Irish Bank Corp. PLC (Banks)	2,706,246
200,250	DCC PLC (Multi-Industry)	1,994,059
315,423	Grafton Group PLC (Specialty Retail)	1,059,724
119,029	IFG Group PLC (Financial Services)	298,895
710,671	Kingspan Group PLC (Construction)	1,630,730
		7,689,654
Italy – 5.0%		
383,068	Brembo SpA (Auto)	2,484,422
201,650	Caltagirone Editore SpA (Publishing)	1,178,609
248,712	Ferretti SpA (Leisure)	786,063
80,012	Gruppo Coin SpA* (Department Stores)	586,129
271,041	Saipem SpA (Energy Resources)	1,560,717
		6,595,940
Japan – 22.4%		
19,900	Aderans Co. Ltd. (Specialty Retail)	601,478
89,000	Air Water, Inc. (Industrial Services)	398,522
28,000	ARRK Corp. (Manufacturing)	1,003,023
2,310	Bellsystem24, Inc. (Business Services)	747,330
5,700	Cawachi Ltd. (Specialty Retail)	294,369
13,600	Citizen Electronic (Electrical Equipment)	785,582
20,900	Eneserve Corp. (Energy Resources)	648,860
37,900	Enplas Corp. (Electrical Equipment)	804,698
34,800	FP Corp. (Packaging)	960,931
35,600	Fuji Electronics Co. Ltd. (Wholesale)	193,682
16,300	Fuji Seal (Heavy Machinery)	535,244
32,200	Fujimi, Inc. (Diversified Industrial Manufacturing)	528,676
31,600	Fukuda Denshi Co. Ltd. (Health)	688,623
10,300	Funai Electric Co. Ltd. (Electrical Equipment)	918,579

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – (continued)			
Japan – (continued)			
50,000	Hakuto Co. (Electrical Equipment)	$	477,630
15,000	Hisamitsu Pharmaceutical Co., Inc. (Drugs)		182,469
7,100	Hokuto Corp. (Food & Beverage)		184,395
79,300	Iuchi Seieido Co. (Electrical Equipment)		848,660
41,600	Japan Business Computer Co. Ltd. (Computer Software)		418,499
150,000	Kato Sangyo Co. Ltd. (Food & Beverage)		576,514
72,000	Kawasumi Labs, Inc. (Chemicals)		572,260
28,900	Koekisha Co. Ltd. (Medical Providers)		711,743
36,000	Komeri Co. Ltd. (Home Products)		689,130
11,500	KOSE Corp. (Specialty Retail)		275,495
41,300	Kuroda Electric Co. Ltd. (Electronics Equipment)		560,653
229	Kyoto Kimono Yuzen Co. Ltd. (Specialty Retail)		538,341
49,000	Medical Support Co. (Food & Beverage)		230,382
26,400	Meitec Corp. (Business Services)		624,561
12,500	Milbon Co. Ltd. (Consumer Non-Durables)		219,225
19,900	Ministop Co. Ltd. (Specialty Retail)		259,898
91,600	Mirai Industry Co. Ltd. (Multi-Industry)		540,050
10,900	MISUMI Corp. (Industrial Parts)		422,187
24,500	Miyachi Technos Corp. (Manufacturing)		281,578
57,200	MKC-STAT Corp. (Business Services)		390,597
16,600	Nagaileben Co. Ltd. (Apparel)		341,923
65,000	Nippon Ceramic Co. Ltd. (Electronic Components)		612,187
71,800	Nippon Kanzai Co. Ltd. (Business Services)		893,247
54,800	Nishio Rent All Co. Ltd. (Business Services)		330,857
19,500	OZEKI Co. Ltd. (Grocery)		381,283
73,000	PA Co. Ltd.* (Business Services)		98,063
11,700	People Co. Ltd. (Health)		230,516
32,700	Plenus Co. Ltd. (Business Services)		927,348
23,200	Relocation Services Corp. (Real Estate)		521,154
25,200	Resorttrust, Inc. (Real Estate)		507,780
75,000	Rohto Pharmaceutical Co. Ltd. (Drugs)		456,174
35,900	Sato Corp. (Electronics Equipment)		738,121
89,000	Shizuokagas Co. Ltd. (Energy Resources)		263,025

Shares	Description		Value
Common Stocks – (continued)			
Japan – (continued)			
12,200	Sogo Medical Co. Ltd. (Business Services)	$	270,413
60,000	Star Micronics Co. Ltd. (Electronic Components)		363,148
9,200	Sumitomo Real Estate Sales Co. Ltd. (Real Estate)		205,291
45,400	Suruga Co. Ltd. (Consumer Durables)		613,262
26,500	Taiyo Ink Manufacturing Co. Ltd. (Chemicals)		850,405
98,000	Takara Co. Ltd. (Manufacturing)		615,083
73,500	Trusco Nakayama (Wholesale)		832,665
117,000	Uchida Yoko Co. Ltd. (Wholesale)		268,062
14,900	USS Co. Ltd. (Auto)		471,480
290	Yoshinoya D&C Co. Ltd. (Restaurants)		398,224
			29,303,575
Luxembourg – 1.3%			
98,281	Thiel Logistik AG* (Computer Software)		1,748,836
Netherlands – 2.2%			
71,377	ASM International NV* (Electronics Equipment)		1,530,300
118,060	Vedior NV (Business Services)		1,328,966
			2,859,266
Norway – 1.6%			
75,660	Tandberg ASA* (Telecommunications)		874,094
156,896	Tomra Systems ASA (Machinery)		1,267,064
			2,141,158
Singapore – 3.5%			
560,000	Chartered Semiconductor Manufacturing Ltd.* (Semiconductors)		1,278,253
545,000	Singapore Technologies Engineering Ltd. (Machinery)		720,218
173,080	United Overseas Bank Ltd. (Banks)		1,313,754
161,900	Venture Manufacturing Ltd. (Electrical Equipment)		1,299,620
			4,611,845
Spain – 5.0%			
55,994	ACS, Actividades de Construccion y Servicios SA (Construction)		1,490,920
168,290	Corporacion Mapfre SA (Insurance)		1,165,778
79,003	Grupo Auxiliar Metalurgico SA* (Energy Resources)		1,197,152
19,035	Promotora de Informaciones SA (Media)		177,680

Shares	Description	Value
Common Stocks – (continued)		
Spain – (continued)		
111,094	Sociedad General de Aguas de Barcelona SA (Multi-Industry)	$ 1,250,552
1,998	Sociedad General de Aguas de Barcelona SA (Multi-Industry)	22,491
56,255	Sogecable SA* (Broadcasting)	1,278,669
		6,583,242
Sweden – 3.1%		
240,004	Eniro AB (Publishing)	1,925,699
269,408	HiQ International AB (Business Services)	455,485
7,500	Nobel Biocare AB (Health)	330,696
233,803	Observer AB (Business Services)	1,362,293
		4,074,173
Switzerland – 5.3%		
3,390	Belimo Holding AG (Construction)	995,536
19,734	Komax Group (Machinery)	915,650
54,414	Logitech International SA* (Computer Hardware)	2,296,280
39,482	SEZ Holding AG (Machinery)	1,531,649
1,028	Societe Generale D'Affichage (Media)	403,327
1,212	Synthes-Stratec, Inc. (Health)	797,275
		6,939,717
United Kingdom – 10.5%		
190,305	Aggreko PLC (Industrial Services)	769,301
391,029	Amey PLC (Business Services)	1,989,719
240,615	Cattles PLC (Financial Services)	1,045,799
145,818	First Technology PLC (Auto)	900,685
167,204	Halma PLC (Electronics Equipment)	358,047
55,844	MAN Group PLC (Financial Services)	818,532
512,452	Michael Page International PLC (Business Services)	1,187,893
47,200	NDS Group PLC ADR* (Internet Software)	1,144,600
167,720	Nestor Healthcare Group PLC (Health)	1,369,233
358,348	Redrow PLC (Construction)	1,384,435
194,306	Serco Group (Business Services)	868,307
169,474	The Berkeley Group PLC (Construction)	1,919,697
		13,756,248
TOTAL COMMON STOCKS (Cost $146,689,579)		$122,327,528

Shares	Description	Value
Preferred Stocks – 2.2%		
Germany – 2.2%		
60,943	Rhoen-Klinikum AG Non-Voting (Health)	$ 2,823,223
TOTAL PREFERRED STOCKS (Cost $2,193,781)		$ 2,823,223

Units	Description	Value
Warrants – 0.0%		
France – 0.0%		
3,600	IPSOS exp. 06/21/03* (Media)	$ 3,117
TOTAL WARRANTS (Cost $0)		$ 3,117

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligation – 4.0%			
State Street Bank & Trust Euro – Time Deposit			
$5,212,000	1.81%	03/01/2002	$ 5,212,000
TOTAL SHORT-TERM OBLIGATION (Cost $5,212,000)			$ 5,212,000
TOTAL INVESTMENTS (Cost $154,095,360)			$130,365,868

*   Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Statement of Investments (continued)

February 28, 2002 (Unaudited)

	As a % of Total Net Assets
Common and Preferred Stock Industry Classifications†	
Apparel	0.3%
Auto	3.6
Banks	4.2
Broadcasting	1.0
Business Services	12.0
Chemicals	1.1
Computer Hardware	1.7
Computer Software	2.6
Construction	7.1
Consumer Durables	0.5
Consumer Non-Durables	0.2
Department Stores	0.4
Diversified Industrial Manufacturing	0.7
Drugs	2.7
Electrical Equipment	5.4
Electronic Components	0.7
Electronics Equipment	3.3
Energy Resources	4.2
Entertainment	0.4
Financial Services	2.3
Food & Beverage	3.0
Grocery	0.3
Health	5.4
Heavy Machinery	0.4
Home Products	0.5
Industrial Parts	0.3
Industrial Services	0.9
Insurance	1.8
Internet Software	0.9
Leisure	0.6
Machinery	4.2
Manufacturing	1.9
Media	1.6
Medical Providers	0.6
Multi-Industry	5.3
Packaging	0.7
Publishing	2.4
Real Estate	4.5
Restaurants	0.3
Semiconductors	1.0
Specialty Retail	2.8
Telecommunications	0.7
Wholesale	1.0
TOTAL COMMON AND PREFERRED STOCK	**95.5%**

† Industry concentrations greater than one tenth of one percent are disclosed.

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on December 15, 1997 (commencement of operations) in Institutional Shares of the Goldman Sachs Emerging Markets Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Morgan Stanley Capital International Emerging Markets Free Index (''MSCI EMF Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads.

Emerging Markets Equity Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested December 15, 1997 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced December 15, 1997)			
Excluding sales charges	–2.96%	–2.99%	12.48%
Including sales charges	–4.25%	–8.36%	6.29%
Class B (commenced December 15, 1997)			
Excluding contingent deferred sales charges	–3.40%	–3.52%	12.27%
Including contingent deferred sales charges	–3.86%	–8.34%	7.27%
Class C (commenced December 15, 1997)			
Excluding contingent deferred sales charges	–3.36%	–3.51%	12.24%
Including contingent deferred sales charges	–3.36%	–4.47%	11.24%
Institutional Class (commenced December 15, 1997)	–2.27%	–2.23%	13.01%
Service Class(commenced December 15, 1997)	–3.20%	–2.43%	12.64%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – 88.5%			
Brazil – 3.8%			
50,802,000	Companhia Paranaense de Energia-Copel (Electrical Utilities)	$	344,420
23,500	Petroleo Brasileiro SA ADR (Energy Resources)		562,355
110,600	Petroleo Brasileiro SA ADR (Energy Resources)		2,709,700
28,400	Unibanco – Uniao de Bancos Brasileiros SA GDR (Financial Services)		687,280
			4,303,755
Chile – 1.7%			
28,300	Banco Santander Chile Series A ADR (Banks)		426,764
46,573	Cia de Telecomunicaciones de Chile SA ADR* (Telecommunications)		652,022
80,600	Empresa Nacional de Electricidad SA (Endesa-Chile) ADR (Electrical Utilities)		781,820
			1,860,606
China – 3.1%			
769,500	China Mobile Ltd.* (Telecommunications)		2,219,925
1,039,900	Huaneng Power International, Inc. Class H (Utilities)		733,333
1,334,000	Yanzhou Coal Mining Co. Ltd. Class H (Mining)		538,783
			3,492,041
Czech Republic – 0.3%			
28,238	Ceska Sporitelna AS* (Banks)		294,065
Hong Kong – 1.7%			
234,100	Citic Pacific Ltd. (Multi-Industry)		454,738
599,000	CNOOC Ltd. (Energy Resources)		641,299
3,123,200	Denway Motors Ltd. (Auto)		800,897
			1,896,934
Hungary – 1.1%			
22,054	Magyar Travkozlesi Rt ADR (Telecommunications)		359,480
12,449	OTP Bank Rt. GDR (Financial Services)		902,553
			1,262,033
India – 6.1%			
26,800	Dr. Reddy's Laboratories Ltd. ADR (Medical Products)		581,292
1,224	Dr. Reddy's Laboratories Ltd. (Medical Products)		26,439
81,308	Hero Honda Motors Ltd. (Consumer Durables)		576,467
388,929	Hindustan Lever Ltd. (Consumer Cyclicals)		1,994,549

Shares	Description		Value
Common Stocks – (continued)			
India – (continued)			
53,431	Housing Development Finance Corp. Ltd. (Banks)	$	747,881
17,170	Infosys Technologies Ltd.* (Computer Software)		1,244,393
23,840	ITC Ltd. (Tobacco)		365,406
32,592	Ranbaxy Laboratories Ltd. (Medical Products)		548,296
98,896	Reliance Industries Ltd. (Multi-Industry)		624,216
9,900	Reliance Industries Ltd. GDR† (Multi-Industry)		137,610
			6,846,549
Indonesia – 1.7%			
1,802,000	PT Hanjaya Mandala Sampoerna Tbk (Multi-Industrial)		798,916
2,926,700	PT Telekomunikasi Indonesia (Telecommunications)		1,045,250
			1,844,166
Israel – 1.7%			
31,400	Check Point Software Technologies Ltd.* (Internet)		876,688
18,520	Teva Pharmaceutical Industries Ltd. ADR (Medical Products)		1,056,196
			1,932,884
Malaysia – 3.9%			
98,847	British American Tobacco Berhad (Tobacco)		910,433
542,100	Malakoff Berhad (Electrical Utilities)		485,037
343,527	Malayan Banking Berhad (Banks)		781,976
338,000	Resorts World Berhad (Leisure)		711,579
272,000	Sime Darby Berhad (Electrical Equipment)		356,463
206,000	Telekom Malaysia Berhad (Telecommunications)		504,158
208,400	Tenaga Nasional Berhad (Electrical Utilities)		575,842
			4,325,488
Mexico – 12.5%			
59,155	America Movil SA de CV ADR Series L (Information Services)		1,070,706
84,471	Carso Global Telecom Series A1* (Telecommunications)		198,102
20,142	Cemex SA de CV ADR (Construction)		491,465
22,500	Coca-Cola Femsa SA de CV ADR (Food & Beverage)		556,875
13,600	Fomento Economico Mexicano SA de CV ADR (Food & Beverage)		541,280
1,775,618	Grupo Financiero BBVA Bancomer SA de CV Series O* (Banks)		1,850,534

Shares	Description	Value
Common Stocks – (continued)		
Mexico – (continued)		
531,621	Grupo Modelo SA Series C (Tobacco)	$ 1,275,890
38,094	Grupo Televisa SA ADR* (Broadcasting)	1,641,851
144,599	Telefonos de Mexico SA ADR (Telecommunications)	5,536,696
352,311	Wal-Mart de Mexico SA de CV Series C (Specialty Retail)	918,904
		14,082,303
Peru – 0.6%		
24,500	Compania de Minas Buenaventura SAu Series B ADR (Nonferrous Metals)	634,795
Philippines – 0.4%		
3,508,832	SM Prime Holdings (Real Estate)	465,562
Poland – 0.7%		
31,736	Bank Polska Kasa Opieki SA* (Banks)	780,917
Russia – 3.0%		
31,200	Gazprom ADR (Energy Resources)	397,800
24,000	JSC Mining & Smelting Co. Norilsk Nickel ADR* (Nonferrous Metals)	477,000
91,621	RAO Unified Energy Systems GDR (Electrical Equipment)	1,373,399
2	Surgutneftegaz ADR (Energy Resources)	30
11,000	YUKOS ADR (Energy Resources)	1,129,078
		3,377,307
South Africa – 5.8%		
109,528	ABSA Group Ltd. (Financial Services)	261,173
18,672	Anglo American Platinum Corp. (Nonferrous Metals)	771,968
20,430	Anglogold Ltd. (Mining)	959,912
46,600	Gold Fields Ltd. ADR (Mining)	406,818
50,980	Harmony Gold Mining Co. Ltd. (Mining)	537,485
19,472	Impala Platinum Holdings Ltd. (Nonferrous Metals)	1,019,607
58,243	Liberty Group Ltd. (Insurance)	296,761
52,100	Nedcor Ltd. (Banks)	564,909
118,350	Pick' n Pay Stores Ltd. (Consumer Durables)	102,764
123,907	Sasol (Chemicals)	1,218,978
52,131	South African Brewery (Alcohol)	352,933
		6,493,308
South Korea – 19.1%		
127,943	Hana Bank (Banks)	1,916,040
92,025	Hyundai Motor Co. Ltd. (Auto)	2,539,968
42,711	Kookmin Bank ADR (Banks)	1,897,631
9,191	Kookmin Bank (Banks)	403,518

Shares	Description	Value
Common Stocks – (continued)		
South Korea – (continued)		
43,425	Korea Electric Power Corp. (Electrical Utilities)	$ 722,762
5,690	Pacific Corp. (Leisure)	578,147
8,460	Pohang Iron & Steel Co. Ltd. (Steel)	939,786
29,566	Samsung Electronics (Semiconductors)	7,689,671
3,499	Samsung Fire & Marine Insurance (Insurance)	172,456
24,320	Samsung Securities Co. Ltd.* (Financial Services)	947,868
48,170	Shinhan Financial Group Co. Ltd. (Financial Services)	653,809
7,990	Shinsegae Department Store Co. (Merchandising)	1,108,712
9,690	SK Telecom Co. Ltd. ADR (Telecommunications)	1,910,373
		21,480,741
Taiwan – 14.0%		
1,409,000	Advanced Semiconductor Engineering, Inc. (Electrical Equipment)	1,127,650
287,250	Asustek Computer, Inc. (Computer Hardware)	1,390,804
1,047,302	Bank Sinopac (Financial Services)	413,122
496,651	Cathay Financial Holding Co. Ltd.* (Financial Services)	721,404
354,000	China Development Financial Holding Corp.* (Financial Services)	213,745
381,510	China Steel Corp. (Steel)	199,931
689,970	Chinatrust Commercial Bank (Banks)	477,522
910,000	Compal Electronics, Inc. (Electronic Components)	1,192,219
199,806	Delta Electronics, Inc. (Electrical Equipment)	304,452
374,600	Formosa Plastic Corp. (Chemicals)	470,504
145,270	Hon Hai Precision (Electrical Equipment)	661,992
139,250	Quanta Computer, Inc. (Telecommunications)	479,885
760	Sunplus Technology Co. Ltd. GDR (Information Services)	5,092
1,781,139	Taiwan Semiconductor (Semiconductors)	4,159,762
2,129,550	United Microelectronics Corp. ADR (Electrical Equipment)	2,711,141
1,005,000	Winbond Electronics Corp. (Electrical Equipment)	744,211
637,000	Yageo Corp. (Electrical Equipment)	495,289
		15,768,725

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description		Value
	Common Stocks – (continued)		
	Thailand – 2.7%		
794,230	Advanced Info Service Public Co. Ltd. – Alien Market (Telecommunications)	$	826,944
835,596	Bangkok Bank Public – Alien Market* (Banks)		1,290,680
126,800	PTT Exploration & Production Public – Alien Market (Energy Resources)		324,980
29,450	Siam Cement Public – Alien Market (Construction)		595,739
			3,038,343
	Turkey – 0.4%		
11,161,000	Ak Enerji Elektrik Uretimi Otoproduktor Grubu AS* (Electrical Utilities)		367,374
6,202,748	Anadolu Efes Biracilik ve Malt Sanayii AS (Food & Beverage)		122,058
			489,432
	United Kingdom – 4.2%		
251,346	Anglo American PLC (Financial Services)		4,399,066
253,025	Old Mutual PLC (Financial Services)		334,573
			4,733,639
	TOTAL COMMON STOCKS (Cost $87,591,782)	$	99,403,593
	Preferred Stocks – 8.0%		
	Brazil – 5.4%		
192,210,000	Banco Bradesco SA (Banks)	$	1,123,940
5,543,822	Banco Itau SA (Banks)		469,815
23,106	Companhia de Bebidas das Americas ADR (Food & Beverage)		464,893
46,500,000	Companhia Energetica de Minas Gerais-CEMIG (Utilities)		721,144
31,300	Companhia Paranaense de Energia-Copel ADR (Electrical Utilities)		245,705
27,322	Companhia Vale do Rio Doce (CVRD) (Mining)		694,627
42,600	Empresa Brasileira de Aeronautica SA ADR (Materials)		935,070
28,300	Petroleo Brasileiro SA (Energy Resources)		672,725
33,656	Tele Norte Leste Participacoes SA ADR (Telecommunications)		509,888
25,100	Ultrapar Participacoes SA ADR (Multi-Industry)		218,370
			6,056,177
	Russia – 2.0%		
98,400	Surgutneftegaz ADR (Energy Resources)		2,184,480

Shares	Description		Value
	Preferred Stocks – (continued)		
	South Korea – 0.6%		
5,880	Samsung Electronics Co. Ltd. (Electrical Utilities)	$	679,936
	Taiwan – 0.0%		
22,000	China Development Financial Holding Corp. (Financial Services)		10,464
	TOTAL PREFERRED STOCKS (Cost $8,017,981)	$	8,931,057

Units	Description		Value
	Rights – 0.0%		
	Thailand – 0.0%		
91,200	TelecomAsia Corp. Public – Alien Market – Rights exp. 4/2002* (Telecommunications)		—
	TOTAL RIGHTS (Cost $0)	$	—
	Warrants – 0.0%		
	Thailand – 0.0%		
276,100	Siam Commercial Bank Public Co. Ltd. – Alien Market exp. 05/10/2002* (Banks)	$	6,129
	TOTAL WARRANTS (Cost $0)	$	6,129

Principal Amount	Interest Rate	Maturity Date	Value
		Short-Term Obligation – 2.1%	
	State Street Bank & Trust Euro – Time Deposit		
$2,416,000	1.81%	03/01/2002	$ 2,416,000
	TOTAL SHORT-TERM OBLIGATION (Cost $2,416,000)		$ 2,416,000
	TOTAL INVESTMENTS (Cost $98,025,763)		$110,756,779

† Security is exempt from registration under Rule 144A of the Securities Act of 1933. Such security may be resold, normally to qualified institutional buyers in transactions exempt from registration. The market value of 144A securities amounts to $137,610 as of February 28, 2002.

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt
GDR—Global Depositary Receipt

Common and Preferred Stock Industry Classifications†	As a % of Total Net Assets
Alcohol	0.3%
Auto	3.0
Banks	11.6
Broadcasting	1.5
Chemicals	1.5
Computer Hardware	1.2
Computer Software	1.1
Construction	1.0
Consumer Cyclicals	1.8
Consumer Durables	0.6
Electrical Equipment	6.9
Electrical Utilities	3.7
Electronic Components	1.1
Energy Resources	7.7
Financial Services	8.5
Food & Beverage	1.5
Information Services	1.0
Insurance	0.4
Internet	0.8
Leisure	1.1
Materials	0.8
Medical Products	2.0
Merchandising	1.0
Mining	2.8
Multi-Industrial	0.7
Multi-Industry	1.3
Nonferrous Metals	2.6
Real Estate	0.4
Semiconductors	10.5
Specialty Retail	0.8
Steel	1.0
Telecommunications	12.7
Tobacco	2.3
Utilities	1.3
TOTAL COMMON AND PREFERRED STOCK	**96.5%**

†   Industry concentrations greater than one tenth of one percent are
    disclosed.

Performance Summary

February 28, 2001 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on July 8, 1994 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Asia Growth Fund. For comparative purposes, the performance of the Fund's benchmark, the Morgan Stanley Capital International All Country Asia Free ex Japan Index (unhedged) (''MSCI AC Asia Free Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C and Institutional Shares will vary from Class A due to differences in fees and loads.

Asia Growth Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested July 8, 1994 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	Five Years	One Year	Six Months[a]
Class A (commenced July 8, 1994)				
Excluding sales charges	−5.17%	−10.71%	−3.38%	13.37%
Including sales charges	−5.87%	−11.71%	−8.67%	7.13%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	−10.69%	−11.11%	−3.78%	13.21%
Including contingent deferred sales charges	−10.85%	−11.47%	−8.59%	8.21%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	−11.77%	n/a	−3.90%	13.12%
Including contingent deferred sales charges	−11.77%	n/a	−4.86%	12.12%
Institutional Class (commenced February 2, 1996)	−8.65%	−10.07%	−2.77%	13.69%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 95.7%		
China – 4.5%		
371,500	China Mobile Ltd.* (Telecommunications)	$ 1,071,738
458,000	Huaneng Power International, Inc. Class H (Utilities)	322,980
996,000	PetroChina Co. Ltd. Class H (Energy Resources)	185,171
654,000	Yanzhou Coal Mining Co. Ltd. Class H (Mining)	264,141
		1,844,030
Hong Kong – 20.0%		
157,500	Amoy Properties Ltd. (Real Estate)	155,496
137,000	Cathay Pacific Airways Ltd. (Airlines)	205,520
20,000	Cheung Kong (Holdings) Ltd. (Real Estate)	166,683
104,000	Citic Pacific Ltd. (Multi-Industrial)	202,019
135,900	CLP Holdings Ltd. (Electrical Utilities)	545,395
2,752,000	Denway Motors Ltd. (Auto)	705,709
151,000	Esprit Holdings Ltd. (Retail)	257,499
113,900	Hang Seng Bank Ltd. (Banks)	1,248,639
59,000	Henderson Land Development Co. Ltd. (Real Estate)	230,727
267,400	Hong Kong and China Gas Co. Ltd. (Energy Resources)	373,710
44,500	Hong Kong Electric Holdings Ltd. (Electrical Utilities)	166,321
190,500	Hutchison Whampoa Ltd. (Multi-Industrial)	1,551,015
106,500	Johnson Electric Holdings Ltd. (Electrical Equipment)	122,896
152,000	Li & Fung Ltd. (Wholesale)	206,584
481,500	Pacific Century CyberWorks Ltd.* (Telecommunications)	116,065
123,000	Sun Hung Kai Properties Ltd. (Real Estate)	879,219
91,500	Swire Pacific Ltd. (Multi-Industrial)	497,432
288,000	Texwinca Holdings Ltd. (Diversified Operations)	165,247
214,100	The Wharf (Holdings) Ltd. (Real Estate)	472,163
		8,268,339
India – 7.5%		
42,318	Bharat Petroleum Corp. Ltd.* (Energy Resources)	246,689
53,630	Hero Honda Motors Ltd. (Consumer Durables)	380,232
150,199	Hindustan Lever Ltd. (Consumer Cyclicals)	770,267
23,317	Housing Development Finance Corp. Ltd. (Banks)	326,371
6,300	Infosys Technologies Ltd.* (Computer Software)	456,592
14,602	ITC Ltd. (Tobacco)	223,811
22,701	Ranbaxy Laboratories Ltd. (Medical Products)	381,900

Shares	Description	Value
Common Stocks – (continued)		
India – (continued)		
53,351	Reliance Industries Ltd. (Petro Chemicals)	$ 336,743
		3,122,605
Malaysia – 6.9%		
30,200	British American Tobacco Malaysia Berhad (Tobacco)	278,158
353,000	Hong Leong Bank Berhad (Banks)	419,884
294,000	IOI Corp. Berhad (Agriculture)	372,916
247,500	Malakoff Berhad (Electrical Utilities)	221,447
133,100	Malayan Banking Berhad (Banks)	302,978
186,000	Resorts World Berhad (Leisure)	391,579
150,000	Road Builder (M) Holdings Berhad (Diversified Operations)	191,053
100,800	Star Publications Berhad (Publishing)	153,853
118,000	Telekom Malaysia Berhad (Telecommunications)	288,789
78,000	Tenaga Nasional Berhad (Electrical Utilities)	215,526
		2,836,183
Philippines – 0.4%		
1,360,253	SM Prime Holdings (Real Estate)	180,482
Singapore – 9.8%		
127,000	Capitaland Ltd. (Real Estate)	135,929
53,000	Chartered Semiconductor Manufacturing Ltd.* (Semiconductors)	120,978
56,000	City Developments (Real Estate)	207,946
97,050	DBS Group Holdings Ltd. (Banks)	715,454
244,000	Keppel Corp. Ltd. (Multi-Industrial)	548,958
50,900	Oversea-Chinese Banking Corp. Ltd. (Banks)	352,999
282,000	SembCorp Industries Ltd. (Multi-Industrial)	252,549
46,000	Singapore Airlines Ltd. (Airlines)	341,625
15,400	Singapore Press Holdings Ltd. (Publishing)	184,169
100,000	Singapore Technologies Engineering Ltd. (Machinery)	132,150
286,011	Singapore Telecommunications Ltd. (Telecommunications)	252,924
88,412	United Overseas Bank Ltd. (Banks)	671,086
17,000	Venture Manufacturing Ltd. (Electrical Equipment)	136,464
		4,053,231
South Korea – 24.5%		
7,387	CJ39 Shopping Corp. (Retail)	434,101
42,796	Hana Bank (Banks)	640,902
29,990	Hyundai Motor Co. Ltd. (Auto)	827,749
19,405	Kookmin Bank (Banks)	851,948
25,690	Korea Electric Power Corp. (Electrical Utilities)	427,582
4,581	LG Home Shopping, Inc. (Retail)	470,674

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
South Korea – (continued)		
2,460	Pacific Corp. (Leisure)	$ 249,955
5,560	Pohang Iron & Steel Co. Ltd. (Steel)	617,637
17,210	S1 Corp. (Business Services)	248,598
12,800	Samsung Electronics (Semiconductors)	3,329,087
11,150	Samsung Securities Co., Ltd.* (Financial Services)	434,569
29,100	Shinhan Financial Group Co. Ltd. (Financial Services)	394,973
2,740	Shinsegae Department Store Co. (Merchandising)	380,209
4,310	SK Telecom Co. Ltd. ADR (Telecommunications)	849,712
		10,157,696
Taiwan – 18.5%		
630,000	Advanced Semiconductor Engineering, Inc. (Electrical Equipment)	504,201
144,500	Asustek Computer, Inc. (Computer Hardware)	699,638
390,000	Bank Sinopac (Financial Services)	153,841
227,118	Cathay Financial Holding Co. Ltd.* (Financial Services)	329,897
220,487	China Development Financial Holding Corp.* (Financial Services)	133,130
341,940	Chinatrust Commercial Bank (Banks)	236,653
270,750	Compal Electronics, Inc. (Electronic Components)	354,718
74,250	Delta Electronics, Inc. (Electrical Equipment)	113,138
172,000	Formosa Plastic Corp. (Chemicals)	216,035
81,984	Hon Hai Precision (Electrical Equipment)	373,599
278,000	Nan Ya Plastic Corp. (Chemicals)	252,576
328,000	National Securities Corp. (Financial Services)	128,917
94,750	Quanta Computer, Inc. (Computer Hardware)	326,529
762,326	Taiwan Semiconductor (Semiconductors)	1,780,374
994,450	United Microelectronics Corp. ADR (Semiconductors)	1,266,039
440,000	Winbond Electronics Corp. (Electrical Equipment)	325,824
380,000	Yageo Corp. (Electrical Equipment)	295,463
260,000	Yuanta Core Pacific Securities Co. (Financial Services)	181,425
		7,671,997

Shares	Description	Value
Common Stocks – (continued)		
Thailand – 3.6%		
131,400	Advanced Info Service Public Co. Ltd. – Alien Market (Telecommunications)	$ 136,813
277,300	Bangkok Bank Public – Alien Market* (Banks)	428,324
361,200	Delta Electronics Public Co. Ltd. (Electronic Components)	309,954
380,900	Thai Farmers Bank Public Co. Ltd. – Alien Market* (Banks)	250,592
778,000	Thai Union Frozen Products Public Co. Ltd. – Alien Market (Food & Beverage)	384,549
		1,510,232
TOTAL COMMON STOCKS (Cost $34,172,172)		$39,644,795

Shares	Description	Value
Preferred Stocks – 2.8%		
South Korea – 2.8%		
28,690	Daishin Securities Co. (Financial Services)	$ 298,039
38,240	Hyundai Motor Co. Ltd. (Auto)	451,410
3,640	Samsung Electronics Co. Ltd. (Semiconductors)	420,913
		1,170,362
TOTAL PREFERRED STOCKS (Cost $1,102,473)		$ 1,170,362

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligation – 1.3%			
State Street Bank & Trust Euro – Time Deposit			
$550,000	1.81%	03/01/2002	$ 550,000
TOTAL SHORT-TERM OBLIGATION (Cost $550,000)			$ 550,000
TOTAL INVESTMENTS (Cost $35,824,645)			$41,365,157

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

	As a % of Total Net Assets
Common and Preferred Stock Industry Classifications†	
Agriculture	0.9%
Airlines	1.3
Auto	4.8
Banks	15.6
Business Services	0.6
Chemicals	1.1
Computer Hardware	2.5
Computer Software	1.1
Consumer Cyclicals	1.9
Consumer Durables	0.9
Diversified Operations	0.9
Electrical Equipment	4.5
Electrical Utilities	3.8
Electronic Components	1.6
Energy Resources	1.9
Financial Services	4.9
Food & Beverage	0.9
Leisure	1.6
Machinery	0.3
Medical Products	0.9
Merchandising	0.9
Mining	0.6
Multi-Industrial	7.4
Petro Chemicals	0.8
Publishing	0.8
Real Estate	5.9
Retail	2.8
Semiconductors	16.7
Steel	1.5
Telecommunications	6.6
Tobacco	1.2
Utilities	0.8
Wholesale	0.5
TOTAL COMMON AND PREFERRED STOCK	98.5%

† Industry concentrations greater than one tenth of one percent are disclosed.

Statements of Assets and Liabilities

February 28, 2002 (Unaudited)

	European Equity Fund
Assets:	
Investment in securities, at value (identified cost $66,031,531, $1,171,317,595, $26,322,736, $154,095,360, $98,025,763 and $35,824,645, respectively)	$ 63,714,562
Cash, at value	731,623
Receivables:	
Investment securities sold, at value	1,299,747
Dividends and interest, at value	218,243
Fund shares sold	55,222
Variation margin, at value[a]	472,603
Reimbursement from investment adviser	55,661
Forward foreign currency exchange contracts, at value	—
Deferred organization expenses, net	—
Other assets	481
Total assets	66,548,142
Liabilities:	
Payables:	
Investment securities purchased, at value	4,792,896
Fund shares repurchased	1,327,229
Amounts owed to affiliates	79,337
Variation margin, at value [a]	—
Forward foreign currency exchange contracts, at value	—
Accrued expenses and other liabilities, at value	114,559
Total liabilities	6,314,021
Net Assets:	
Paid in capital	96,468,608
Accumulated undistributed net investment loss	(420,592)
Accumulated net realized loss on investment, futures and foreign currency related transactions	(33,605,516)
Net unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	(2,208,379)
NET ASSETS	$ 60,234,121
Net asset value, offering and redemption price per share:[b]	
Class A	$8.42
Class B	$8.26
Class C	$8.27
Institutional	$8.58
Service	$8.49
Shares outstanding:	
Class A	6,125,744
Class B	295,724
Class C	114,671
Institutional	611,428
Service	183
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	7,147,750

(a) Includes approximately, $255,000, $1,708,000, $178,000 and $140,000 for European Equity, International Equity, International Growth Opportunities and Emerging Markets Equity relating to initial margin requirements for futures transactions, respectively.

(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity, and Asia Growth Funds is $8.91, $15.12, $7.78, $9.33, $8.58 and $9.69, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

	International Equity Fund	Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
	$1,092,911,866	$22,124,084	$130,365,868	$110,756,779	$41,365,157
	33,720	356,391	31,077	1,131,966	314,450
	1,046,153	49,480	1,326,625	1,387,815	—
	2,417,332	9,831	214,313	128,491	231,334
	2,704,011	147,923	1,387,536	9,151	386,618
	4,486,660	—	—	—	—
	—	29,591	9,785	70,494	100,464
	726,001	—	—	—	—
	—	4,274	6,832	2,349	—
	48,935	235	1,072	712	320
	1,104,374,678	22,721,809	133,343,108	113,487,757	42,398,343
	8,453,753	28,396	1,434,649	904,682	682,422
	7,241,312	316,600	554,894	15,622	137,291
	1,321,722	28,712	165,473	118,496	52,670
	—	—	4,249	13,757	—
	792,516	—	—	—	—
	244,351	82,225	102,184	122,142	90,666
	18,053,654	455,933	2,261,449	1,174,699	963,049
	1,584,518,622	53,013,650	290,553,923	147,627,301	129,878,482
	(1,712,816)	(328,337)	(1,707,866)	(1,459,965)	(406,355)
	(419,387,332)	(26,220,331)	(134,025,063)	(46,478,640)	(93,519,381)
	(77,097,450)	(4,199,106)	(23,739,335)	12,624,362	5,482,548
	$1,086,321,024	$22,265,876	$131,081,659	$112,313,058	$41,435,294
	$14.29	$7.35	$8.82	$8.11	$9.16
	$13.92	$7.23	$8.66	$7.96	$8.90
	$13.76	$7.21	$8.66	$7.98	$8.88
	$14.63	$7.52	$9.05	$8.33	$9.47
	$14.31	$7.41	$8.86	$8.01	—
	54,088,981	1,765,533	8,594,307	3,486,783	3,620,736
	2,888,995	246,768	168,089	187,737	401,168
	1,123,501	346,422	178,996	85,136	171,745
	17,297,156	665,375	5,778,832	9,826,277	335,326
	339,222	182	2,234	161	—
	75,737,855	3,024,280	14,722,458	13,586,094	4,528,975

Statements of Operations

For the Six Months Ended February 28, 2002 (Unaudited)

	European Equity Fund
Investment Income:	
Dividends[a]	$ 394,990
Interest	23,983
Total income	418,973
Expenses:	
Management fees	381,559
Distribution and Service fees[b]	180,439
Custodian fees	201,773
Transfer Agent fees[b]	66,719
Registration fees	48,815
Professional fees	14,560
Trustee fees	4,803
Service Share fees	4
Printing fees	32,401
Amortization of deferred organization expenses	—
Other	20,583
Total expenses	951,656
Less — expense reductions	(283,254)
Net expenses	668,402
NET INVESTMENT INCOME (LOSS)	(249,429)
Realized and unrealized gain (loss) on investment, futures and foreign currency related transactions:	
Net realized gain (loss) from:	
Investment transactions	(17,599,249)
Futures transactions	436,005
Foreign currency related transactions	115,639
Net change in unrealized gain (loss) on:	
Investments	10,974,230
Futures	124,987
Translation of assets and liabilities denominated in foreign currencies	(59,334)
Net realized and unrealized gain (loss) on investment, futures and foreign currency transactions	(6,007,722)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$ (6,257,151)

(a) For the European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds, foreign taxes withheld on dividends were $41,485, $697,584, $12,146, $74,038, $45,357 and $31,569, respectively.

(b) Class specific Distribution, Service and Transfer Agent fees were as follows:

Fund	Distribution and Service Fees			Transfer Agent Fees				
	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
European Equity Fund	$ 162,606	$ 12,653	$ 5,180	$ 61,790	$ 2,404	$ 984	$ 1,541	$ —
International Equity Fund	2,234,051	214,505	79,886	848,940	40,756	15,178	52,547	1,012
Japanese Equity Fund	42,793	9,822	11,039	16,261	1,867	2,097	603	—
International Growth Opportunities Fund	269,618	7,548	8,305	102,455	1,434	1,578	13,146	2
Emerging Markets Equity Fund	69,782	6,849	3,106	26,517	1,301	590	14,381	2
Asia Growth Fund	76,431	16,925	4,823	29,044	3,216	916	561	—

International Equity Fund	Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
$ 6,718,125	$ 65,316	$ 732,623	$ 604,743	$ 373,550
236,349	99	64,721	18,756	8,479
6,954,474	65,415	797,344	623,499	382,029
6,101,461	121,522	1,060,547	610,895	188,630
2,528,442	63,654	285,471	79,737	98,179
804,679	92,269	257,294	300,552	193,767
958,433	20,828	118,615	42,791	33,737
108,872	29,287	27,822	37,867	31,786
16,527	14,772	15,274	14,772	15,401
4,803	4,803	4,803	4,803	4,803
12,651	4	30	15	—
32,408	32,402	32,404	32,407	32,402
—	1,790	6,832	1,445	—
31,783	20,174	12,918	22,966	20,955
10,600,059	401,505	1,822,010	1,148,250	619,660
(364,520)	(181,644)	(212,406)	(234,597)	(268,180)
10,235,539	219,861	1,609,604	913,653	351,480
(3,281,065)	(154,446)	(812,260)	(290,154)	30,549
(286,066,885)	(8,892,950)	(46,618,748)	(10,785,530)	(2,971,093)
(11,450,437)	(4,728)	483,555	61,439	—
(1,703,499)	(78,143)	(111,673)	(204,363)	(90,632)
177,938,125	5,051,113	24,391,072	23,554,481	7,591,121
8,664,845	—	(4,045)	(8,318)	—
599,765	(15,033)	(13,192)	(2,654)	(45,349)
(112,018,086)	(3,939,741)	(21,873,031)	12,615,055	4,484,047
$(115,299,151)	$(4,094,187)	$(22,685,291)	$ 12,324,901	$ 4,514,596

Statements of Changes in Net Assets

For the Period Ended February 28, 2002 (Unaudited)

	European Equity Fund
From operations:	
Net investment income (loss)	$ (249,429)
Net realized loss from investment, futures and foreign currency related transactions	(17,047,605)
Net change in unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies	11,039,883
Net increase (decrease) in net assets resulting from operations	(6,257,151)
Distributions to shareholders:	
From net investment income	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service Shares	—
From net realized gains on investment, futures and foreign currency transactions	
Class A Shares	(1,298,776)
Class B Shares	(85,304)
Class C Shares	(33,179)
Institutional Shares	(170,384)
Service Shares	(50)
Total distributions to shareholders	(1,587,693)
From share transactions:	
Proceeds from sale of shares	53,330,448
Reinvestment of dividends and distributions	1,476,067
Cost of shares repurchased	(91,711,402)
Net increase (decrease) in net assets resulting from share transactions	(36,904,887)
TOTAL INCREASE (DECREASE)	(44,749,731)
Net assets:	
Beginning of period	104,983,852
End of period	$ 60,234,121
Accumulated undistributed net investment income	$ (420,592)

	International Equity Fund	Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
	$ (3,281,065)	$ (154,446)	$ (812,260)	$ (290,154)	$ 30,549
	(299,220,821)	(8,975,821)	(46,246,866)	(10,928,454)	(3,061,725)
	187,202,735	5,036,080	24,373,835	23,543,509	7,545,772
	(115,299,151)	(4,094,187)	(22,685,291)	12,324,901	4,514,596
	(3,356,174)	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(3,099,977)	—	—	—	—
	(39,012)	—	—	—	—
	—	(142,228)	—	—	—
	—	(19,740)	—	—	—
	—	(21,775)	—	—	—
	—	(17,348)	—	—	—
	—	(15)	—	—	—
	(6,495,163)	(201,106)	—	—	—
	391,317,914	22,365,270	90,132,523	22,999,022	26,010,956
	4,773,024	179,994	—	—	—
	(620,734,004)	(22,082,907)	(184,607,776)	(33,483,215)	(30,654,528)
	(224,643,066)	462,357	(94,475,253)	(10,484,193)	(4,643,572)
	(346,437,380)	(3,832,936)	(117,160,544)	1,840,708	(128,976)
	1,432,758,404	26,098,812	248,242,203	110,472,350	41,564,270
	$1,086,321,024	$ 22,265,876	$ 131,081,659	$112,313,058	$ 41,435,294
	$ (1,712,816)	$ (328,337)	$ (1,707,866)	$ (1,459,965)	$ (406,355)

Statements of Changes in Net Assets

For the Year Ended August 31, 2001

	European Equity Fund
From operations:	
Net investment income (loss)	$ (111,666)
Net realized loss from investment, futures, options and foreign currency related transactions	(14,630,595)
Net change in unrealized loss on investments, futures, options and translation of assets and liabilities denominated in foreign currencies	(21,940,175)
Net decrease in net assets resulting from operations	(36,682,436)
Distributions to shareholders:	
In excess of net investment income	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	(58,384)
Service Shares	—
From net realized gains on investment, futures and foreign currency transactions	
Class A Shares	(12,387,461)
Class B Shares	(497,904)
Class C Shares	(194,261)
Institutional Shares	(1,482,994)
Service Shares	(243)
Total distributions to shareholders	(14,621,247)
From share transactions:	
Proceeds from sale of shares	152,710,828
Reinvestment of dividends and distributions	13,548,830
Cost of shares repurchased	(170,590,575)
Net increase (decrease) in net assets resulting from share transactions	(4,330,917)
TOTAL DECREASE	(55,634,600)
Net assets:	
Beginning of year	160,618,452
End of year	$104,983,852
Accumulated undistributed (distributions in excess of) net investment income	$ (171,163)

(a) Effective December 29, 2000, the Fund's name changed from the International Small Cap Fund to the International Growth Opportunities Fund.

International Equity Fund	Japanese Equity Fund	International Growth Opportunities Fund[a]	Emerging Markets Equity Fund	Asia Growth Fund
$ 81,913	$ (723,098)	$ (3,045,237)	$ 704,851	$ 322,276
(100,484,396)	(16,875,920)	(86,607,103)	(32,987,103)	(18,059,242)
(404,947,495)	(17,893,879)	(84,836,762)	(27,587,533)	(6,061,687)
(505,349,978)	(35,492,897)	(174,489,102)	(59,869,785)	(23,798,653)
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
(107,482,261)	(3,757,369)	(18,893,287)	(1,961,833)	—
(7,129,351)	(315,947)	(170,584)	(69,834)	—
(2,188,241)	(221,894)	(186,091)	(27,341)	—
(27,396,225)	(1,499,910)	(11,481,155)	(5,109,850)	—
(498,480)	(169)	(477)	(91)	—
(144,694,558)	(5,795,289)	(30,731,594)	(7,168,949)	—
1,227,497,332	79,822,094	237,227,893	65,863,306	63,674,766
108,219,651	5,353,700	23,841,672	7,066,600	—
(1,028,037,833)	(125,331,988)	(328,880,560)	(108,964,932)	(99,120,038)
307,679,150	(40,156,194)	(67,810,995)	(36,035,026)	(35,445,272)
(342,365,386)	(81,444,380)	(273,031,691)	(103,073,760)	(59,243,925)
1,775,123,790	107,543,192	521,273,894	213,546,110	100,808,195
$ 1,432,758,404	$ 26,098,812	$ 248,242,203	$ 110,472,350	$ 41,564,270
$ 8,063,412	$ (173,891)	$ (895,606)	$ (1,169,811)	$ (436,904)

Notes to Financial Statements

February 28, 2002 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds (collectively the ''Funds'' or individually a ''Fund''). Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service (Service Shares of Asia Growth Fund have not commenced operations).

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date or, if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Board of Trustees of the Trust.

Investing in emerging markets may involve special risks and considerations not typically associated with investing in the United States. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices may be more volatile than those of comparable securities in the United States.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned. It is the Funds' policy, where necessary, to accrue for estimated capital gains taxes on appreciated foreign securities.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily, to each class of shares of the Funds, based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Funds' policy to comply with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Income and capital gains distributions, if any, are declared and paid annually.

The Funds, at their most recent tax year-ends of August 31, 2001, had approximately the following amounts of capital loss carryforwards for U.S. Federal tax purposes. These amounts are available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fund	Amount	Years of Expiration
International Equity	$ 4,358,000	2009
International Growth Opportunities	4,770,000	2009
Emerging Markets Equity	584,000	2009
Asia Growth	75,208,000	2005–2009

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of each Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

At February 28, 2002, the aggregate cost of the Funds' portfolio securities, gross unrealized gain on investments and gross unrealized loss on investments for federal income tax purposes are as follows:

Fund	Tax Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain (Loss)
European Equity	$ 74,105,445	$ 2,714,316	$ 13,105,199	$(10,390,883)
International Equity	1,181,274,270	51,120,330	139,482,734	(88,362,404)
Japanese Equity	29,058,448	298,379	7,232,743	(6,934,364)
International Growth Opportunities	158,314,674	9,659,291	37,608,097	(27,948,806)
Emerging Markets Equity	110,004,706	6,656,986	5,904,913	752,073
Asia Growth	38,179,370	4,153,894	968,107	3,185,787

D. Expenses — Expenses incurred by the Trust which do not specifically relate to an individual Fund of the Trust are allocated to the Funds based on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Shareholders of Service Shares bear all expenses and fees paid to service organizations. Each class of shares separately bears its respective class-specific Transfer Agency fees.

E. Deferred Organization Expenses — Organization-related costs are amortized on a straight-line basis over a period of five years.

F. Foreign Currency Translations — The books and records of each Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based on current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based on currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends, interest and foreign withholding taxes recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains

Notes to Financial Statements (continued)

February 28, 2002   (Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

and loss arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

G. Derivative Financial Instruments — The Funds may utilize derivative financial instruments such as structured notes and equity swaps. Such instruments are used by the Funds as a means of investing in a particular market or increasing the return on the Funds' investments or both. The value of the principal of and/or interest on such securities is determined by reference to changes in the value of the financial indicators including, but not limited to indices, currencies or interest rates. These financial instruments may subject the Funds to a greater degree of market or counterparty risk and loss than other types of securities.

H. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total returns. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management International (''GSAMI''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Funds. Under the Agreement, GSAMI, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios. As compensation for the services rendered under the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAMI is entitled to a fee, computed daily and payable monthly, at an annual rate equal to the average daily net assets of each Fund in the table below.

The investment adviser has voluntarily agreed to limit certain ''Other Expenses'' (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, based on the average daily net assets of the Funds as follows:

Fund	Management Fee	Expense Limitation
European Equity	1.00%	0.10%
International Equity	1.00	0.10
Japanese Equity	1.00	0.11
International Growth Opportunities	1.20	0.16
Emerging Markets Equity	1.20	0.35
Asia Growth	1.00	0.16

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from the Funds for distribution and shareholder maintenance services equal, on an annual basis, to 0.50%, 1.00% and 1.00% of each Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

Goldman Sachs serves as the distributor of shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges and has advised

3. AGREEMENTS (continued)

the Funds that it has retained approximately $32,000, $280,000, $3,000, $34,000, $3,000 and $6,000 for the six months ended February 28, 2002, for the European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds, respectively.

Goldman Sachs also serves as the transfer agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of average daily net assets for Class A, Class B and Class C Shares and 0.04% of average daily net assets for Institutional and Service Shares

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provides for compensation to the service organizations in an amount up to 0.25% and 0.25% respectively, (on an annualized basis), of the average daily net asset value of the Service Shares.

For the six months ended February 28, 2002, the Funds' adviser has voluntarily agreed to reimburse other expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

Fund	Reimbursement	Custody Credit	Total Expense Reduction
European Equity	$281	$ 2	$283
International Equity	361	4	365
Japanese Equity	182	—	182
International Growth Opportunities	212	—	212
Emerging Markets Equity	233	2	235
Asia Growth	268	—	268

As of February 28, 2002, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
European Equity	$ 48	$ 23	$ 8	$ 79
International Equity	852	341	129	1,322
Japanese Equity	18	8	3	29
International Growth Opportunities	120	32	13	165
Emerging Markets Equity	100	12	6	118
Asia Growth	31	16	6	53

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments, futures and options) for the six months ended February 28, 2002, were as follows:

Fund	Purchases	Sales and Maturities
European Equity	$ 41,277,445	$ 81,912,139
International Equity	803,350,913	1,005,024,695
Japanese Equity	15,029,392	22,701,471
International Growth Opportunities	34,420,131	125,093,969
Emerging Markets Equity	56,847,436	68,575,450
Asia Growth	26,108,150	29,964,198

 For the six months ended February 28, 2002, Goldman Sachs earned approximately $11,000, $29,000, $4,000, $10,000, $33,000 and $7,000 of brokerage commissions from portfolio transactions, including futures transactions executed on behalf of the European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds, respectively.

Forward Foreign Currency Exchange Contracts — The Funds may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The Funds may also purchase and sell such contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Funds' financial statements. Risks may arise upon entering these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

At February 28, 2002, the International Equity Fund had outstanding forward foreign exchange contracts, both to purchase and sell foreign currencies as follows:

Open Forward Foreign Currency Purchase Contracts	Aggregate Face Value	Current Value	Unrealized	
			Gain	Loss
Australian Dollar				
expiring 4/23/2002	$ 8,211,483	$ 8,224,154	$ 13,671	$ —
expiring 4/23/2002	18,842,658	18,790,054	—	52,604
Danish Krone				
expiring 4/24/2002	10,515,601	10,324,460	—	191,141
Euro				
expiring 3/20/2002	26,009,588	25,856,021	—	153,567
Great British Pound				
expiring 3/25/2002	13,785,006	13,855,449	70,443	—
expiring 3/25/2002	47,701,818	47,403,680	—	298,138
Hong Kong Dollar				
expiring 3/11/2002	22,487,504	22,489,274	1,770	—
expiring 5/07/2002	31,645,995	31,640,992	—	5,003
Japanese Yen				
expiring 3/18/2002	8,403,243	8,413,073	9,830	—
Norwegian Krone				
expiring 5/30/2002	6,164,227	6,155,824	—	8,403
New Zealand Dollar				
expiring 5/23/2002	1,565,606	1,577,142	11,536	—
Swedish Krona				
expiring 4/11/2002	1,042,551	1,055,783	13,232	—
TOTAL OPEN FORWARD FOREIGN CURRENCY PURCHASE CONTRACTS	$196,375,280	$195,786,906	$120,482	$708,856

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Open Forward Foreign Currency Sale Contracts	Aggregate Face Value	Current Value	Unrealized	
			Gain	Loss
Australian Dollar				
expiring 4/23/2002	$ 11,595,680	$ 11,653,183	$ —	$57,503
Euro				
expiring 3/20/2002	5,925,805	5,882,233	43,572	—
expiring 3/20/2002	308,624	308,675	—	51
Great British Pound				
expiring 3/25/2002	44,023,500	43,643,045	380,455	—
expiring 3/25/2002	2,638,853	2,639,872	—	1,019
Hong Kong Dollar				
expiring 3/11/2002	12,608,211	12,607,681	530	—
expiring 3/11/2002	6,110,925	6,111,582	—	657
expiring 5/07/2002	31,639,100	31,640,992	—	1,892
Japanese Yen				
expiring 3/18/2002	18,453,647	18,411,872	41,775	—
expiring 3/18/2002	2,652,850	2,661,879	—	9,029
Singapore Dollar				
expiring 4/25/2002	6,610,198	6,623,090	—	12,892
Swedish Krona				
expiring 4/11/2002	165,981	166,598	—	617
Swiss Franc				
expiring 5/14/2002	18,742,717	18,603,530	139,187	—
TOTAL OPEN FORWARD FOREIGN CURRENCY SALE CONTRACTS	$161,476,091	$160,954,232	$605,519	$83,660

The contractual amounts of forward foreign currency exchange contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered. At February 28, 2002, the Fund had sufficient cash and securities to cover any commitments under these contracts.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Funds are required to deposit with a broker or the Funds' custodian bank, an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds, depending on the fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statement of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' hedging strategies and potentially result in a loss. At February 28, 2002, open futures contracts were as follows:

Fund	Type	Number of Contracts Long	Settlement Month	Market Value	Unrealized Gain (Loss)
European Equity	FTSE 100 Index	15	March 2002	$1,082,015	$7,581
	DJ EUR ER STX 50 Index	72	March 2002	2,266,369	106,214
				$3,348,384	$113,795
International Equity	DJ EURO VGH2	511	March 2002	$16,101,658	$556,895
	TOPIX Index	152	March 2002	11,468,488	867,793
				$27,570,146	$1,424,688
International Growth Opportunities	FTSE 100 Index	36	March 2002	$2,596,838	$(4,045)
Emerging Markets Equity	S&P 500 Index	2	March 2002	$553,450	$(7,050)
	Hang Seng Index	10	March 2002	663,205	(11,860)
	DJ EURO VGH2	22	March 2002	693,228	5,334
				$1,909,883	$(13,576)

5. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the six months ended February 28, 2002, the Funds did not have any borrowings under this facility.

6. OTHER MATTERS

As of February 28, 2002 the following Goldman Sachs Asset Allocation Portfolios were beneficial owners of the International Growth Opportunities and Emerging Markets Equity Funds (as a percentage of outstanding shares) as follows:

Fund	Goldman Sachs Growth Strategy Portfolio	Goldman Sachs Growth and Income Strategy	Goldman Sachs Aggressive Growth Strategy Portfolio
International Growth Opportunities	5%	4%	3%
Emerging Markets Equity	10%	9%	7%

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

7. SUMMARY OF SHARE TRANSACTIONS

Share activity for the six months ended February 28, 2002 is as follows:

	European Equity Fund		International Equity Fund	
	Shares	**Dollars**	**Shares**	**Dollars**
Class A Shares				
Shares sold	5,987,685	$ 52,118,404	21,644,262	$ 313,841,170
Reinvestment of dividends and distributions	137,970	1,210,001	185,769	2,777,089
Shares repurchased	(9,699,067)	(85,306,842)	(36,040,496)	(522,007,559)
	(3,573,412)	(31,978,437)	(14,210,465)	(205,389,300)
Class B Shares				
Shares sold	36,404	322,805	79,745	1,133,741
Reinvestment of dividends and distributions	9,265	79,768	—	—
Shares repurchased	(47,251)	(405,975)	(410,330)	(5,767,545)
	(1,582)	(3,402)	(330,585)	(4,633,804)
Class C Shares				
Shares sold	94,569	770,939	288,780	3,997,234
Reinvestment of dividends and distributions	3,235	27,860	2	32
Shares repurchased	(113,271)	(935,073)	(339,361)	(4,730,801)
	(15,467)	(136,274)	(50,579)	(733,535)
Institutional Shares				
Shares sold	13,184	118,300	4,764,708	71,645,158
Reinvestment of dividends and distributions	17,777	158,388	128,642	1,966,939
Shares repurchased	(552,258)	(5,063,512)	(5,758,036)	(87,224,646)
	(521,297)	(4,786,824)	(864,686)	(13,612,549)
Service Shares				
Shares sold	—	—	47,563	700,611
Reinvestment of dividends and distributions	6	50	1,935	28,964
Shares repurchased	—	—	(68,031)	(1,003,453)
	6	50	(18,533)	(273,878)
NET INCREASE (DECREASE)	(4,111,752)	$(36,904,887)	(15,474,848)	$(224,643,066)

7. SUMMARY OF SHARE TRANSACTIONS (continued)

	Japanese Equity Fund		International Growth Opportunities Fund		Emerging Markets Equity Fund		Asia Growth Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	2,037,143	$ 16,119,503	8,793,802	$ 78,663,444	1,127,299	$ 8,238,515	3,064,666	$ 24,526,429
	15,914	129,226	—	—	—	—	—	—
	(2,474,726)	(19,485,896)	(16,704,070)	(150,205,952)	(2,335,121)	(16,665,103)	(3,637,239)	(28,877,658)
	(421,669)	(3,237,167)	(7,910,268)	(71,542,508)	(1,207,822)	(8,426,588)	(572,573)	(4,351,229)
	7,203	53,342	10,396	92,259	6,123	45,555	18,038	151,706
	2,238	17,881	—	—	—	—	—	—
	(25,047)	(193,316)	(19,159)	(167,348)	(29,508)	(198,994)	(80,106)	(644,798)
	(15,606)	(122,093)	(8,763)	(75,089)	(23,385)	(153,439)	(62,068)	(493,092)
	318,153	2,310,221	188,646	1,668,174	10,747	76,989	125,825	1,089,636
	2,441	19,453	—	—	—	—	—	—
	(232,845)	(1,714,567)	(198,717)	(1,774,248)	(17,802)	(123,218)	(82,844)	(682,313)
	87,749	615,107	(10,071)	(106,074)	(7,055)	(46,229)	42,981	407,323
	494,446	3,882,204	1,064,933	9,696,074	1,919,035	14,636,436	26,074	243,185
	1,617	13,419	—	—	—	—	—	—
	(84,656)	(689,128)	(3,546,707)	(32,460,228)	(2,181,887)	(16,487,287)	(57,734)	(449,759)
	411,407	3,206,495	(2,481,774)	(22,764,154)	(262,852)	(1,850,851)	(31,660)	(206,574)
	—	—	1,397	12,572	226	1,527	—	—
	2	15	—	—	—	—	—	—
	—	—	—	—	(1,153)	(8,613)	—	—
	2	15	1,397	12,572	(927)	(7,086)	—	—
	61,883	$ 462,357	(10,409,479)	$ (94,475,253)	(1,502,041)	$(10,484,193)	(623,320)	$ (4,643,572)

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

7. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2001 is as follows:

	European Equity Fund		International Equity Fund	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	11,916,783	$ 135,041,917	54,677,956	$1,013,456,692
Reinvestment of dividends and distributions	996,852	11,433,889	4,049,187	79,161,429
Shares repurchased	(13,345,697)	(152,854,223)	(47,386,314)	(878,182,316)
	(432,062)	(6,378,417)	11,340,829	214,435,805
Class B Shares				
Shares sold	66,854	777,170	278,167	5,338,561
Reinvestment of dividends and distributions	41,551	470,771	334,779	6,394,293
Shares repurchased	(142,478)	(1,548,017)	(863,169)	(15,736,011)
	(34,073)	(300,076)	(250,223)	(4,003,157)
Class C Shares				
Shares sold	219,470	2,374,275	703,606	13,060,435
Reinvestment of dividends and distributions	11,823	134,076	83,216	1,570,911
Shares repurchased	(209,147)	(2,253,045)	(575,260)	(10,562,271)
	22,146	255,306	211,562	4,069,075
Institutional Shares				
Shares sold	1,341,152	14,517,466	9,926,539	190,599,632
Reinvestment of dividends and distributions	130,836	1,509,850	1,030,182	20,634,541
Shares repurchased	(1,384,611)	(13,935,290)	(6,307,346)	(121,932,035)
	87,377	2,092,026	4,649,375	89,302,138
Service Shares				
Shares sold	—	—	263,910	5,042,012
Reinvestment of dividends and distributions	21	244	23,368	458,477
Shares repurchased	—	—	(89,705)	(1,625,200)
	21	244	197,573	3,875,289
NET INCREASE (DECREASE)	(356,591)	$ (4,330,917)	16,149,116	$ 307,679,150

7. SUMMARY OF SHARE TRANSACTIONS (continued)

Japanese Equity Fund		International Growth Opportunities Fund		Emerging Markets Equity Fund		Asia Growth Fund	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
4,715,482	$ 58,443,030	15,844,821	$ 194,314,262	2,759,747	$ 23,849,771	5,057,683	$ 46,307,071
275,948	3,496,273	1,016,444	12,451,437	221,899	1,863,953	—	—
(7,227,471)	(86,302,936)	(20,687,725)	(243,513,103)	(4,223,677)	(35,559,590)	(8,610,749)	(79,709,301)
(2,236,041)	(24,363,633)	(3,826,460)	(36,747,404)	(1,242,031)	(9,845,866)	(3,553,066)	(33,402,230)
24,001	286,536	48,410	602,588	56,867	480,939	39,275	372,280
22,574	282,858	12,046	145,877	8,076	67,030	—	—
(154,279)	(1,906,442)	(60,548)	(726,247)	(57,819)	(482,349)	(203,572)	(1,848,790)
(107,704)	(1,337,048)	(92)	22,218	7,124	65,620	(164,297)	(1,476,510)
137,648	1,453,875	284,587	3,270,491	29,451	246,484	155,689	1,366,465
16,071	200,714	13,470	163,120	3,086	25,679	—	—
(167,691)	(2,026,324)	(338,916)	(3,975,306)	(61,708)	(531,730)	(235,033)	(2,074,090)
(13,972)	(371,735)	(40,859)	(541,695)	(29,171)	(259,567)	(79,344)	(707,625)
1,603,131	19,638,653	3,013,871	39,032,707	4,893,404	41,279,117	1,723,311	15,628,950
106,819	1,373,686	887,881	11,080,761	596,945	5,109,847	—	—
(3,195,891)	(35,096,286)	(7,070,646)	(80,665,904)	(8,633,811)	(72,391,172)	(1,815,257)	(15,487,857)
(1,485,941)	(14,083,947)	(3,168,894)	(30,552,436)	(3,143,462)	(26,002,208)	(91,946)	141,093
—	—	643	7,845	926	6,995	—	—
13	169	38	477	11	91	—	—
—	—	—	—	(12)	(91)	—	—
13	169	681	8,322	925	6,995	—	—
(3,843,645)	$(40,156,194)	(7,035,624)	$ (67,810,995)	(4,406,615)	$(36,035,026)	(3,888,653)	$ (35,445,272)

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (unaudited)							
2002 - Class A Shares	$ 9.31	$ (0.03)[c]	$(0.58)	$(0.61)	$ —	$(0.28)	$(0.28)
2002 - Class B Shares	9.17	(0.05)[c]	(0.58)	(0.63)	—	(0.28)	(0.28)
2002 - Class C Shares	9.18	(0.05)[c]	(0.58)	(0.63)	—	(0.28)	(0.28)
2002 - Institutional Shares	9.46	—[c]	(0.60)	(0.60)	—	(0.28)	(0.28)
2002 - Service Shares	9.38	(0.01)[c]	(0.60)	(0.61)	—	(0.28)	(0.28)
FOR THE YEARS ENDED AUGUST 31,							
2001 - Class A Shares	13.82	(0.02)[c]	(2.93)	(2.95)	—	(1.56)	(1.56)
2001 - Class B Shares	13.69	(0.07)[c]	(2.89)	(2.96)	—	(1.56)	(1.56)
2001 - Class C Shares	13.72	(0.07)[c]	(2.91)	(2.98)	—	(1.56)	(1.56)
2001 - Institutional Shares	14.00	0.08[c]	(3.00)	(2.92)	(0.06)	(1.56)	(1.62)
2001 - Service Shares	13.86	0.02[c]	(2.94)	(2.92)	—	(1.56)	(1.56)
2000 - Class A Shares	11.75	—[c]	2.78	2.78	—	(0.71)	(0.71)
2000 - Class B Shares	11.71	(0.04)[c]	2.73	2.69	—	(0.71)	(0.71)
2000 - Class C Shares	11.72	(0.04)[c]	2.75	2.71	—	(0.71)	(0.71)
2000 - Institutional Shares	11.82	0.10[c]	2.79	2.89	—	(0.71)	(0.71)
2000 - Service Shares	11.76	0.01[c]	2.80	2.81	—	(0.71)	(0.71)
FOR THE SEVEN MONTHS ENDED AUGUST 31,							
1999 - Class A Shares	12.20	0.05	(0.50)	(0.45)	—	—	—
1999 - Class B Shares	12.19	0.03	(0.51)	(0.48)	—	—	—
1999 - Class C Shares	12.20	0.04	(0.52)	(0.48)	—	—	—
1999 - Institutional Shares	12.23	0.18	(0.59)	(0.41)	—	—	—
1999 - Service Shares	12.20	0.08	(0.52)	(0.44)	—	—	—
FOR THE PERIOD ENDED JANUARY 31,							
1999 - Class A Shares (commenced October 1, 1998)	10.00	(0.03)	2.23	2.20	—	—	—
1999 - Class B Shares (commenced October 1, 1998)	10.00	(0.02)	2.21	2.19	—	—	—
1999 - Class C Shares (commenced October 1, 1998)	10.00	(0.01)	2.21	2.20	—	—	—
1999 - Institutional Shares (commenced October 1, 1998)	10.00	(0.01)	2.24	2.23	—	—	—
1999 - Service Shares (commenced October 1, 1998)	10.00	(0.03)	2.23	2.20	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$8.42	(6.66)%	$51,597	1.79%[b]	(0.70)%[b]	2.53%[b]	(1.44)%[b]	54%
8.26	(6.98)	2,444	2.29[b]	(1.15)[b]	3.03[b]	(1.89)[b]	54
8.27	(6.97)	948	2.29[b]	(1.13)[b]	3.03[b]	(1.87)[b]	54
8.58	(6.44)	5,243	1.14[b]	(0.01)[b]	1.88[b]	(0.75)[b]	54
8.49	(6.60)	2	1.64[b]	(0.26)[b]	2.38[b]	(1.00)[b]	54
9.31	(23.47)	90,347	1.79	(0.16)	2.17	(0.54)	110
9.17	(23.80)	2,727	2.29	(0.63)	2.67	(1.01)	110
9.18	(23.89)	1,195	2.29	(0.64)	2.67	(1.02)	110
9.46	(22.94)	10,713	1.14	0.71	1.52	0.33	110
9.38	(23.16)	2	1.64	0.14	2.02	(0.24)	110
13.82	24.04	139,966	1.79	0.02	2.17	(0.36)	98
13.69	23.32	4,538	2.29	(0.27)	2.67	(0.65)	98
13.72	23.48	1,482	2.29	(0.26)	2.67	(0.64)	98
14.00	24.85	14,630	1.14	0.70	1.52	0.32	98
13.86	24.28	2	1.64	0.09	2.02	(0.29)	98
11.75	(3.69)	74,862	1.79[b]	0.80[b]	2.29[b]	0.30[b]	55
11.71	(3.94)	879	2.29[b]	0.43[b]	2.79[b]	(0.07)[b]	55
11.72	(3.93)	388	2.29[b]	0.42[b]	2.79[b]	(0.08)[b]	55
11.82	(3.35)	5,965	1.14[b]	1.53[b]	1.64[b]	1.03[b]	55
11.76	(3.61)	2	1.64[b]	1.10[b]	2.14[b]	0.60[b]	55
12.20	22.00	61,151	1.79[b]	(1.19)[b]	2.80[b]	(2.20)[b]	71
12.19	21.90	432	2.29[b]	(1.78)[b]	3.30[b]	(2.79)[b]	71
12.20	22.00	587	2.29[b]	(1.83)[b]	3.30[b]	(2.84)[b]	71
12.23	22.30	12,740	1.14[b]	(0.33)[b]	2.15[b]	(1.34)[b]	71
12.20	22.00	2	1.64[b]	(0.69)[b]	2.65[b]	(1.70)[b]	71

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (unaudited)								
2002 - Class A Shares	$15.64	$(0.05)[c]	$(1.24)	$(1.29)	$(0.06)	$ —	$ —	$(0.06)
2002 - Class B Shares	15.23	(0.08)[c]	(1.23)	(1.31)	—	—	—	—
2002 - Class C Shares	15.05	(0.08)[c]	(1.21)	(1.29)	—	—	—	—
2002 - Institutional Shares	16.09	—[c]	(1.28)	(1.28)	(0.18)	—	—	(0.18)
2002 - Service Shares	15.71	(0.04)[c]	(1.25)	(1.29)	(0.11)	—	—	(0.11)
FOR THE YEARS ENDED AUGUST 31,								
2001 - Class A Shares	23.59	(0.02)[c]	(5.80)	(5.82)	—	—	(2.13)	(2.13)
2001 - Class B Shares	23.14	(0.12)[c]	(5.66)	(5.78)	—	—	(2.13)	(2.13)
2001 - Class C Shares	22.89	(0.11)[c]	(5.60)	(5.71)	—	—	(2.13)	(2.13)
2001 - Institutional Shares	24.06	0.11 [c]	(5.95)	(5.84)	—	—	(2.13)	(2.13)
2001 - Service Shares	23.65	0.02 [c]	(5.83)	(5.81)	—	—	(2.13)	(2.13)
2000 - Class A Shares	23.12	(0.03)[c]	3.41	3.38	(0.10)	(0.24)	(2.57)	(2.91)
2000 - Class B Shares	22.73	(0.16)[c]	3.38	3.22	(0.07)	(0.17)	(2.57)	(2.81)
2000 - Class C Shares	22.54	(0.14)[c]	3.35	3.21	(0.09)	(0.20)	(2.57)	(2.86)
2000 - Institutional Shares	23.49	0.14 [c]	3.46	3.60	(0.14)	(0.32)	(2.57)	(3.03)
2000 - Service Shares	23.14	(0.01)[c]	3.45	3.44	(0.11)	(0.25)	(2.57)	(2.93)
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	21.92	0.04	1.16	1.20	—	—	—	—
1999 - Class B Shares	21.63	(0.02)	1.12	1.10	—	—	—	—
1999 - Class C Shares	21.45	(0.03)	1.12	1.09	—	—	—	—
1999 - Institutional Shares	22.20	0.12 [c]	1.17 [c]	1.29	—	—	—	—
1999 - Service Shares	21.93	0.06	1.15	1.21	—	—	—	—
FOR THE YEARS ENDED JANUARY 31,								
1999 - Class A Shares	19.85	(0.06)	3.24	3.18	—	—	(1.11)	(1.11)
1999 - Class B Shares	19.70	(0.17)	3.21	3.04	—	—	(1.11)	(1.11)
1999 - Class C Shares	19.56	(0.15)	3.15	3.00	—	—	(1.11)	(1.11)
1999 - Institutional Shares	19.97	0.03	3.31	3.34	—	—	(1.11)	(1.11)
1999 - Service Shares	19.84	(0.04)	3.24	3.20	—	—	(1.11)	(1.11)
1998 - Class A Shares	19.32	0.03	2.04	2.07	—	(0.30)	(1.24)	(1.54)
1998 - Class B Shares	19.24	(0.08)	2.02	1.94	—	(0.25)	(1.23)	(1.48)
1998 - Class C Shares (commenced August 15, 1997)	22.60	(0.04)	(1.38)	(1.42)	—	(0.38)	(1.24)	(1.62)
1998 - Institutional Shares	19.40	0.10	2.11	2.21	(0.07)	(0.33)	(1.24)	(1.64)
1998 - Service Shares	19.34	0.02	2.06	2.08	—	(0.35)	(1.23)	(1.58)
1997 - Class A Shares	17.20	0.10	2.23	2.33	—	—	(0.21)	(0.21)
1997 - Class B Shares (commenced May 1, 1996)	18.91	(0.06)	0.60	0.54	—	—	(0.21)	(0.21)
1997 - Institutional Shares (commenced February 7, 1996)	17.45	0.04	2.15	2.19	(0.03)	—	(0.21)	(0.24)
1997 - Service Shares (commenced March 6, 1996)	17.70	(0.02)	1.87	1.85	—	—	(0.21)	(0.21)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$14.29	(8.29)%	$ 772,783	1.79%[b]	(0.65)%[b]	1.85%[b]	(0.71)%[b]	67%
13.92	(8.60)	40,226	2.29[b]	(1.16)[b]	2.35[b]	(1.22)[b]	67
13.76	(8.57)	15,460	2.29[b]	(1.16)[b]	2.35[b]	(1.22)[b]	67
14.63	(7.98)	252,999	1.14[b]	(0.01)[b]	1.20[b]	(0.07)[b]	67
14.31	(8.22)	4,853	1.64[b]	(0.51)[b]	1.70[b]	(0.57)[b]	67
15.64	(26.49)	1,068,155	1.79	(0.10)	1.83	(0.14)	63
15.23	(26.86)	49,019	2.29	(0.64)	2.33	(0.68)	63
15.05	(26.85)	17,665	2.29	(0.62)	2.33	(0.66)	63
16.09	(26.03)	292,298	1.14	0.57	1.18	0.53	63
15.71	(26.41)	5,621	1.64	0.12	1.68	0.08	63
23.59	14.68	1,343,869	1.79	(0.12)	1.84	(0.17)	80
23.14	14.20	80,274	2.29	(0.65)	2.34	(0.70)	80
22.89	14.28	22,031	2.29	(0.59)	2.34	(0.64)	80
24.06	15.45	325,161	1.14	0.54	1.19	0.49	80
23.65	15.00	3,789	1.64	(0.02)	1.69	(0.07)	80
23.12	5.47	943,473	1.79[b]	0.31[b]	1.84[b]	0.26[b]	61
22.73	5.09	68,691	2.29[b]	(0.19)[b]	2.34[b]	(0.24)[b]	61
22.54	5.08	11,241	2.29[b]	(0.26)[b]	2.34[b]	(0.31)[b]	61
23.49	5.81	180,564	1.14[b]	0.89[b]	1.19[b]	0.84[b]	61
23.14	5.52	3,852	1.64[b]	0.47[b]	1.69[b]	0.42[b]	61
21.92	16.39	947,973	1.73	(0.28)	1.82	(0.37)	114
21.63	15.80	69,231	2.24	(0.79)	2.32	(0.87)	114
21.45	15.70	11,619	2.24	(0.98)	2.32	(1.06)	114
22.20	17.09	111,315	1.13	0.23	1.21	0.15	114
21.93	16.49	3,568	1.63	(0.18)	1.71	(0.26)	114
19.85	11.12	697,590	1.67	(0.27)	1.80	(0.40)	41
19.70	10.51	55,324	2.20	(0.90)	2.30	(1.00)	41
19.56	(5.92)	3,369	2.27[b]	(1.43)[b]	2.37[b]	(1.53)[b]	41
19.97	11.82	56,263	1.08	0.30	1.18	0.20	41
19.84	11.25	3,035	1.55	(0.36)	1.65	(0.46)	41
19.32	13.48	536,283	1.69	(0.07)	1.88	(0.26)	38
19.24	2.83	19,198	2.23[b]	(0.97)[b]	2.38[b]	(1.12)[b]	38
19.40	12.53	68,374	1.10[b]	0.43[b]	1.25[b]	0.28[b]	38
19.34	10.42	674	1.60[b]	(0.40)[b]	1.75[b]	(0.55)[b]	38

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value at beginning of period	Income from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gains (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (unaudited)								
2002 - Class A Shares	$ 8.82	$(0.05)[c]	$(1.34)	$(1.39)	$ —	$ —	$(0.08)	$(0.08)
2002 - Class B Shares	8.69	(0.07)[c]	(1.31)	(1.38)	—	—	(0.08)	(0.08)
2002 - Class C Shares	8.67	(0.07)[c]	(1.31)	(1.38)	—	—	(0.08)	(0.08)
2002 - Institutional Shares	9.00	(0.03)[c]	(1.37)	(1.40)	—	—	(0.08)	(0.08)
2002 - Service Shares	8.88	(0.04)[c]	(1.35)	(1.39)	—	—	(0.08)	(0.08)
FOR THE YEARS ENDED AUGUST 31,								
2001 - Class A Shares	15.77	(0.14)[c]	(5.80)	(5.94)	—	—	(1.01)	(1.01)
2001 - Class B Shares	15.63	(0.20)[c]	(5.73)	(5.93)	—	—	(1.01)	(1.01)
2001 - Class C Shares	15.58	(0.19)[c]	(5.71)	(5.90)	—	—	(1.01)	(1.01)
2001 - Institutional Shares	15.96	(0.08)[c]	(5.87)	(5.95)	—	—	(1.01)	(1.01)
2001 - Service Shares	15.83	(0.11)[c]	(5.83)	(5.94)	—	—	(1.01)	(1.01)
2000 - Class A Shares	16.24	(0.20)[c]	1.67	1.47	—	(0.21)	(1.73)	(1.94)
2000 - Class B Shares	16.14	(0.28)[c]	1.68	1.40	—	(0.18)	(1.73)	(1.91)
2000 - Class C Shares	16.16	(0.28)[c]	1.64	1.36	—	(0.21)	(1.73)	(1.94)
2000 - Institutional Shares	16.36	(0.09)[c]	1.67	1.58	—	(0.25)	(1.73)	(1.98)
2000 - Service Shares	16.22	(0.16)[c]	1.65	1.49	—	(0.15)	(1.73)	(1.88)
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	11.06	(0.06)	5.24	5.18	—	—	—	—
1999 - Class B Shares	11.03	(0.09)	5.20	5.11	—	—	—	—
1999 - Class C Shares	11.04	(0.08)	5.20	5.12	—	—	—	—
1999 - Institutional Shares	11.10	(0.03)	5.29	5.26	—	—	—	—
1999 - Service Shares	11.04	(0.06)	5.24	5.18	—	—	—	—
FOR THE PERIOD ENDED JANUARY 31,								
1999 - Class A Shares (commenced May 1, 1998)	10.00	(0.06)	1.12	1.06	—	—	—	—
1999 - Class B Shares (commenced May 1, 1998)	10.00	(0.08)	1.11	1.03	—	—	—	—
1999 - Class C Shares (commenced May 1, 1998)	10.00	(0.09)	1.13	1.04	—	—	—	—
1999 - Institutional Shares (commenced May 1, 1998)	10.00	(0.02)	1.13	1.11	(0.01)	—	—	(0.01)
1999 - Service Shares (commenced May 1, 1998)	10.00	(0.05)	1.09	1.04	—	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$ 7.35	(15.85)%	$12,979	1.80%[b]	(1.25)%[b]	3.29%[b]	(2.74)%[b]	59%
7.23	(15.97)	1,784	2.30[b]	(1.77)[b]	3.79[b]	(3.26)[b]	59
7.21	(16.00)	2,496	2.30[b]	(1.78)[b]	3.79[b]	(3.27)[b]	59
7.52	(15.64)	5,006	1.15[b]	(0.72)[b]	2.64[b]	(2.21)[b]	59
7.41	(15.74)	1	1.65[b]	(1.11)[b]	3.14[b]	(2.60)[b]	59
8.82	(39.60)	19,289	1.80	(1.19)	2.29	(1.68)	75
8.69	(39.90)	2,281	2.30	(1.67)	2.79	(2.16)	75
8.67	(39.84)	2,242	2.30	(1.65)	2.79	(2.14)	75
9.00	(39.16)	2,285	1.15	(0.64)	1.64	(1.13)	75
8.88	(39.44)	2	1.65	(0.94)	2.14	(1.43)	75
15.77	8.47	69,741	1.74	(1.20)	2.10	(1.56)	61
15.63	8.12	5,783	2.24	(1.67)	2.60	(2.03)	61
15.58	7.82	4,248	2.24	(1.66)	2.60	(2.02)	61
15.96	9.14	27,768	1.09	(0.53)	1.45	(0.89)	61
15.83	8.65	3	1.59	(0.94)	1.95	(1.30)	61
16.24	46.84	34,279	1.70[b]	(1.17)[b]	2.62[b]	(2.09)[b]	45
16.14	46.33	4,219	2.20[b]	(1.57)[b]	3.12[b]	(2.49)[b]	45
16.16	46.41	3,584	2.20[b]	(1.81)[b]	3.12[b]	(2.73)[b]	45
16.36	47.40	22,709	1.05[b]	(0.37)[b]	1.97[b]	(1.29)[b]	45
16.22	46.92	3	1.55[b]	(0.74)[b]	2.47[b]	(1.66)[b]	45
11.06	10.60	8,391	1.64[b]	(1.20)[b]	4.18[b]	(3.74)[b]	53
11.03	10.30	1,427	2.15[b]	(1.76)[b]	4.69[b]	(4.30)[b]	53
11.04	10.40	284	2.15[b]	(1.69)[b]	4.69[b]	(4.23)[b]	53
11.10	11.06	11,418	1.03[b]	(0.36)[b]	3.57[b]	(2.90)[b]	53
11.04	10.43	2	1.53[b]	(0.68)[b]	4.07[b]	(3.22)[b]	53

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (unaudited)							
2002 - Class A Shares	$ 9.81	$(0.05)[c]	$(0.94)	$(0.99)	$ —	$ —	$ —
2002 - Class B Shares	9.66	(0.08)[c]	(0.92)	(1.00)	—	—	—
2002 - Class C Shares	9.66	(0.08)[c]	(0.92)	(1.00)	—	—	—
2002 - Institutional Shares	10.03	(0.02)[c]	(0.96)	(0.98)	—	—	—
2002 - Service Shares	9.85	(0.05)[c]	(0.94)	(0.99)	—	—	—
FOR THE YEARS ENDED AUGUST 31,							
2001 - Class A Shares	16.12	(0.12)[c]	(5.21)	(5.33)	—	(0.98)	(0.98)
2001 - Class B Shares	15.98	(0.18)[c]	(5.16)	(5.34)	—	(0.98)	(0.98)
2001 - Class C Shares	15.97	(0.17)[c]	(5.16)	(5.33)	—	(0.98)	(0.98)
2001 - Institutional Shares	16.37	(0.05)[c]	(5.31)	(5.36)	—	(0.98)	(0.98)
2001 - Service Shares	16.16	(0.10)[c]	(5.23)	(5.33)	—	(0.98)	(0.98)
2000 - Class A Shares	13.24	(0.12)[c]	3.52	3.40	—	(0.52)	(0.52)
2000 - Class B Shares	13.19	(0.18)[c]	3.49	3.31	—	(0.52)	(0.52)
2000 - Class C Shares	13.19	(0.19)[c]	3.49	3.30	—	(0.52)	(0.52)
2000 - Institutional Shares	13.35	(0.03)[c]	3.57	3.54	—	(0.52)	(0.52)
2000 - Service Shares	13.24	(0.10)[c]	3.54	3.44	—	(0.52)	(0.52)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	10.62	(0.03)	2.65	2.62	—	—	—
1999 - Class B Shares	10.61	(0.08)[c]	2.66	2.58	—	—	—
1999 - Class C Shares	10.61	(0.08)[c]	2.66	2.58	—	—	—
1999 - Institutional Shares	10.66	—	2.69	2.69	—	—	—
1999 - Service Shares	10.61	(0.02)	2.65	2.63	—	—	—
FOR THE PERIOD ENDED JANUARY 31,							
1999 - Class A Shares (commenced May 1, 1998)	10.00	(0.04)	0.66	0.62	—	—	—
1999 - Class B Shares (commenced May 1, 1998)	10.00	(0.10)	0.71	0.61	—	—	—
1999 - Class C Shares (commenced May 1, 1998)	10.00	(0.06)	0.67	0.61	—	—	—
1999 - Institutional Shares (commenced May 1, 1998)	10.00	—	0.67	0.67	(0.01)	—	(0.01)
1999 - Service Shares (commenced May 1, 1998)	10.00	(0.02)	0.63	0.61	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

					Ratios assuming no expense reductions		
Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment loss to average net assets	Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	Portfolio turnover rate
$ 8.82	(10.09)%	$ 75,774	2.05%[b]	(1.14)%[b]	2.29%[b]	(1.38)%[b]	20%
8.66	(10.25)	1,457	2.55[b]	(1.72)[b]	2.79[b]	(1.96)[b]	20
8.66	(10.35)	1,550	2.55[b]	(1.71)[b]	2.79[b]	(1.95)[b]	20
9.05	(9.77)	52,281	1.40[b]	(0.52)[b]	1.64[b]	(0.76)[b]	20
8.86	(10.05)	20	1.90[b]	(1.22)[b]	2.14[b]	(1.46)[b]	20
9.81	(34.26)	161,849	2.05	(1.02)	2.13	(1.10)	64
9.66	(34.64)	1,709	2.55	(1.51)	2.63	(1.59)	64
9.66	(34.60)	1,826	2.55	(1.47)	2.63	(1.55)	64
10.03	(33.90)	82,850	1.40	(0.38)	1.48	(0.46)	64
9.85	(34.17)	8	1.90	(0.86)	1.98	(0.94)	64
16.12	26.26	327,697	2.05	(0.79)	2.22	(0.96)	73
15.98	25.66	2,827	2.55	(1.16)	2.72	(1.33)	73
15.97	25.58	3,672	2.55	(1.23)	2.72	(1.40)	73
16.37	27.12	187,075	1.40	(0.19)	1.57	(0.36)	73
16.16	26.57	3	1.90	(0.63)	2.07	(0.80)	73
13.24	24.67	69,458	2.05[b]	(0.68)[b]	2.42[b]	(1.05)[b]	59
13.19	24.32	303	2.55[b]	(1.16)[b]	2.92[b]	(1.53)[b]	59
13.19	24.32	419	2.55[b]	(1.21)[b]	2.92[b]	(1.58)[b]	59
13.35	25.24	65,772	1.40[b]	(0.05)[b]	1.77[b]	(0.42)[b]	59
13.24	24.79	2	1.90[b]	(0.35)[b]	2.27[b]	(0.72)[b]	59
10.62	6.20	33,002	2.02[b]	(1.03)[b]	3.60[b]	(2.61)[b]	96
10.61	6.10	213	2.51[b]	(1.30)[b]	4.09[b]	(2.88)[b]	96
10.61	6.10	175	2.51[b]	(1.45)[b]	4.09[b]	(3.03)[b]	96
10.66	6.67	36,992	1.40[b]	(0.19)[b]	2.98[b]	(1.77)[b]	96
10.61	6.10	2	1.90[b]	(0.26)[b]	3.48[b]	(1.84)[b]	96

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (unaudited)								
2002 - Class A Shares	$ 7.21	$(0.04)[c]	$ 0.94	$ 0.90	$ —	$ —	$ —	$ —
2002 - Class B Shares	7.09	(0.05)[c]	0.92	0.87	—	—	—	—
2002 - Class C Shares	7.11	(0.05)[c]	0.92	0.87	—	—	—	—
2002 - Institutional Shares	7.38	(0.01)[c]	0.96	0.95	—	—	—	—
2002 - Service Shares	7.12	(0.03)[c]	0.92	0.89	—	—	—	—
FOR THE YEARS ENDED AUGUST 31,								
2001 - Class A Shares	10.83	0.01 [c]	(3.27)	(3.26)	—	—	(0.36)	(0.36)
2001 - Class B Shares	10.72	(0.02)[c]	(3.25)	(3.27)	—	—	(0.36)	(0.36)
2001 - Class C Shares	10.75	(0.03)[c]	(3.25)	(3.28)	—	—	(0.36)	(0.36)
2001 - Institutional Shares	11.02	0.05 [c]	(3.33)	(3.28)	—	—	(0.36)	(0.36)
2001 - Service Shares	10.63	0.08 [c]	(3.23)	(3.15)	—	—	(0.36)	(0.36)
2000 - Class A Shares	9.26	(0.05)[c]	1.62	1.57	—	—	—	—
2000 - Class B Shares	9.21	(0.11)[c]	1.62	1.51	—	—	—	—
2000 - Class C Shares	9.24	(0.10)[c]	1.61	1.51	—	—	—	—
2000 - Institutional Shares	9.37	0.01 [c]	1.64	1.65	—	—	—	—
2000 - Service Shares	9.05	0.01 [c]	1.57	1.58	—	—	—	—
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	7.04	(0.01)	2.23	2.22	—	—	—	—
1999 - Class B Shares	7.03	(0.03)	2.21	2.18	—	—	—	—
1999 - Class C Shares	7.05	(0.03)	2.22	2.19	—	—	—	—
1999 - Institutional Shares	7.09	0.02	2.26	2.28	—	—	—	—
1999 - Service Shares	6.87	0.01	2.17	2.18	—	—	—	—
FOR THE YEAR ENDED JANUARY 31,								
1999 - Class A Shares	9.69	0.04	(2.40)	(2.36)	(0.07)	(0.22)	—	(0.29)
1999 - Class B Shares	9.69	0.03	(2.41)	(2.38)	(0.07)	(0.21)	—	(0.28)
1999 - Class C Shares	9.70	0.01	(2.39)	(2.38)	(0.07)	(0.20)	—	(0.27)
1999 - Institutional Shares	9.70	0.06	(2.36)	(2.30)	(0.08)	(0.23)	—	(0.31)
1999 - Service Shares	9.69	(0.13)	(2.41)	(2.54)	(0.07)	(0.21)	—	(0.28)
FOR THE PERIOD ENDED JANUARY 31,								
1998 - Class A Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)	—	—	—	—
1998 - Class B Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)	—	—	—	—
1998 - Class C Shares (commenced December 15, 1997)	10.00	—	(0.30)	(0.30)	—	—	—	—
1998 - Institutional Shares (commenced December 15, 1997)	10.00	0.01	(0.31)	(0.30)	—	—	—	—
1998 - Service Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)	—	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$ 8.11	12.48%	$ 28,268	2.24%[b]	(0.99)%[b]	2.70%[b]	(1.45)%[b]	56%
7.96	12.27	1,495	2.74[b]	(1.52)[b]	3.20[b]	(1.98)[b]	56
7.98	12.24	679	2.74[b]	(1.52)[b]	3.20[b]	(1.98)[b]	56
8.33	13.01	81,870	1.59[b]	(0.38)[b]	2.05[b]	(0.84)[b]	56
8.01	12.64	1	2.09[b]	(0.87)[b]	2.55[b]	(1.33)[b]	56
7.21	(30.55)	33,827	2.24	0.11	2.49	(0.14)	139
7.09	(30.97)	1,498	2.74	(0.29)	2.99	(0.54)	139
7.11	(30.98)	656	2.74	(0.41)	2.99	(0.66)	139
7.38	(30.20)	74,483	1.59	0.63	1.84	0.38	139
7.12	(30.08)	8	1.55	0.97	2.34	0.18	139
10.83	16.95	64,279	2.11	(0.49)	2.30	(0.68)	125
10.72	16.40	2,187	2.61	(1.00)	2.80	(1.19)	125
10.75	16.34	1,304	2.61	(0.96)	2.80	(1.15)	125
11.02	17.61	145,774	1.46	0.13	1.65	(0.06)	125
10.63	17.46	2	1.96	0.14	2.15	(0.05)	125
9.26	31.53	65,698	2.04[b]	(0.15)[b]	2.41[b]	(0.52)[b]	63
9.21	31.01	972	2.54[b]	(0.71)[b]	2.91[b]	(1.08)[b]	63
9.24	31.06	1,095	2.54[b]	(0.85)[b]	2.91[b]	(1.22)[b]	63
9.37	32.16	108,574	1.39[b]	0.50 [b]	1.76[b]	0.13 [b]	63
9.05	31.73	2	1.89[b]	0.12 [b]	2.26[b]	(0.25)[b]	63
7.04	(24.32)	52,704	2.09	0.80	2.53	0.36	154
7.03	(24.51)	459	2.59	0.19	3.03	(0.25)	154
7.05	(24.43)	273	2.59	0.28	3.03	(0.16)	154
7.09	(23.66)	90,189	1.35	1.59	1.79	1.15	154
6.87	(26.17)	1	1.85	(1.84)	2.29	(2.28)	154
9.69	(3.10)	17,681	1.90[b]	0.55 [b]	5.88[b]	(3.43)[b]	3
9.69	(3.10)	64	2.41[b]	0.05 [b]	6.39[b]	(3.93)[b]	3
9.70	(3.00)	73	2.48[b]	(0.27)[b]	6.46[b]	(4.25)[b]	3
9.70	(3.00)	19,120	1.30[b]	0.80 [b]	5.28[b]	(3.18)[b]	3
9.69	(3.10)	2	2.72[b]	(0.05)[b]	6.70[b]	(4.03)[b]	3

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (unaudited)								
2002 - Class A Shares	$ 8.07	$ 0.01 [(c)]	$ 1.08	$ 1.09	$ —	$ —	$ —	$ —
2002 - Class B Shares	7.87	(0.01)[(c)]	1.04	1.03	—	—	—	—
2002 - Class C Shares	7.85	(0.01)[(c)]	1.04	1.03	—	—	—	—
2002 - Institutional Shares	8.32	0.03 [(c)]	1.12	1.15	—	—	—	—
FOR THE YEARS ENDED AUGUST 31,								
2001 - Class A Shares	11.16	0.04 [(c)]	(3.13)	(3.09)	—	—	—	—
2001 - Class B Shares	10.91	— [(c)]	(3.04)	(3.04)	—	—	—	—
2001 - Class C Shares	10.88	(0.01)[(c)]	(3.02)	(3.03)	—	—	—	—
2001 - Institutional Shares	11.41	0.13 [(c)]	(3.22)	(3.09)	—	—	—	—
2000 - Class A Shares	11.07	(0.05)[(c)]	0.14	0.09	—	—	—	—
2000 - Class B Shares	10.88	(0.11)[(c)]	0.14	0.03	—	—	—	—
2000 - Class C Shares	10.85	(0.11)[(c)]	0.14	0.03	—	—	—	—
2000 - Institutional Shares	11.24	0.01 [(c)]	0.16	0.17	—	—	—	—
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,								
1999 - Class A Shares	7.79	(0.02)	3.30	3.28	—	—	—	—
1999 - Class B Shares	7.68	(0.04)	3.24	3.20	—	—	—	—
1999 - Class C Shares	7.68	(0.04)	3.21	3.17	—	—	—	—
1999 - Institutional Shares	7.91	0.01	3.36	3.37	—	(0.04)	—	(0.04)
FOR THE YEARS ENDED JANUARY 31,								
1999 - Class A Shares	8.38	0.07	(0.66)	(0.59)	—	—	—	—
1999 - Class B Shares	8.31	0.01	(0.64)	(0.63)	—	—	—	—
1999 - Class C Shares	8.29	—	(0.61)	(0.61)	—	—	—	—
1999 - Institutional Shares	8.44	0.03	(0.56)	(0.53)	—	—	—	—
1998 - Class A Shares	16.31	—	(7.90)	(7.90)	—	(0.03)	—	(0.03)
1998 - Class B Shares	16.24	0.01	(7.91)	(7.90)	—	(0.03)	—	(0.03)
1998 - Class C Shares (commenced August 15, 1997)	15.73	0.01	(7.42)	(7.41)	—	(0.03)	—	(0.03)
1998 - Institutional Shares	16.33	0.10	(7.96)	(7.86)	(0.03)	—	—	(0.03)
1997 - Class A Shares	16.49	0.06	(0.11)	(0.05)	(0.12)	—	(0.01)	(0.13)
1997 - Class B Shares (commenced May 1, 1996)	17.31	(0.05)	(0.48)	(0.53)	(0.51)	(0.03)	—	(0.54)
1997 - Institutional Shares (commenced February 2, 1996)	16.61	0.04	(0.11)	(0.07)	(0.11)	(0.06)	(0.04)	(0.21)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the distributions of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$ 9.16	13.37%	$ 33,163	1.85%[b]	0.17%[b]	3.27%[b]	(1.25)%[b]	70%
8.90	13.21	3,571	2.35 [b]	(0.36)[b]	3.77 [b]	(1.78)[b]	70
8.88	13.12	1,525	2.35 [b]	(0.29)[b]	3.77 [b]	(1.71)[b]	70
9.47	13.69	3,176	1.20 [b]	0.81 [b]	2.62 [b]	(0.61)[b]	70
8.07	(27.53)	33,854	1.85	0.41	2.57	(0.31)	314
7.87	(27.80)	3,645	2.35	(0.04)	3.07	(0.76)	314
7.85	(27.78)	1,010	2.35	(0.07)	3.07	(0.79)	314
8.32	(26.93)	3,055	1.20	1.41	1.92	0.69	314
11.16	0.72	86,458	1.85	(0.39)	2.30	(0.84)	207
10.91	0.18	6,849	2.35	(0.91)	2.80	(1.36)	207
10.88	0.18	2,265	2.35	(0.91)	2.80	(1.36)	207
11.41	1.42	5,236	1.20	0.12	1.65	(0.33)	207
11.07	42.11	84,269	1.85 [b]	(0.38)[b]	2.27 [b]	(0.80)[b]	97
10.88	41.67	7,258	2.35 [b]	(0.90)[b]	2.77 [b]	(1.32)[b]	97
10.85	41.28	2,281	2.35 [b]	(0.89)[b]	2.77 [b]	(1.31)[b]	97
11.24	42.61	12,363	1.20 [b]	(0.14)[b]	1.62 [b]	(0.28)[b]	97
7.79	(7.04)	59,940	1.93	0.63	2.48	0.08	106
7.68	(7.58)	4,190	2.45	0.10	2.97	(0.42)	106
7.68	(7.36)	999	2.45	0.10	2.97	(0.42)	106
7.91	(6.28)	4,200	1.16	1.10	1.68	0.58	106
8.38	(48.49)	87,437	1.75	0.31	1.99	0.07	105
8.31	(48.70)	3,359	2.30	(0.29)	2.50	(0.49)	105
8.29	(47.17)	436	2.35 [b]	(0.26)[b]	2.55 [b]	(0.46)[b]	105
8.44	(48.19)	874	1.11	0.87	1.31	0.67	105
16.31	(1.01)	263,014	1.67	0.20	1.87	—	48
16.24	(6.02)	3,354	2.21 [b]	(0.56)[b]	2.37 [b]	(0.72)[b]	48
16.33	(1.09)	13,322	1.10 [b]	0.54 [b]	1.26 [b]	0.38 [b]	48

(This page intentionally left blank)

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and more than $329 billion in assets under management, our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 40 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



Global Sector Funds
- Consumer Growth Fund
- Financial Services Fund
- Health Sciences Fund
- Infrastructure and Resources Fund
- Technology Fund

International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE[SM] International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE[SM] Small Cap Equity Fund
- Mid Cap Value Fund
- Growth Opportunities Fund
- Research Select Fund[SM]
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE[SM] Large Cap Growth Fund
- CORE[SM] Large Cap Value Fund
- CORE[SM] U.S. Equity Fund
- CORE[SM] Tax-Managed Fund

Specialty Funds
- Internet Tollkeeper Fund[SM]
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Adjustable Rate Government Fund
- Enhanced Income Fund

Money Market Funds[1]

[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Goldman Sachs Research Select Fund[SM], Internet Tollkeeper Fund[SM] and the CORE[SM] Funds are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
Investment Adviser

GOLDMAN SACHS INTERNATIONAL
Peterborough Court, 133 Fleet Street
London EC4A 2BB, England

Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

Stocks of smaller companies are often more volatile and present greater risks than stocks of larger companies. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

The Fund's investment in Japanese securities will be particularly subject to the risks of adverse social, political and economic events which occur in Japan or affect Japanese markets.

Emerging markets securities are volatile. They are subject to substantial currency fluctuations and sudden economic and political developments. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

Concentration of the Fund's assets in one or a few countries (or a particular geographic area) and currencies will subject a fund to greater risks than if a fund's assets were not geographically concentrated.

The Fund may participate in the Initial Public Offering (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investment in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investment in IPOs on its total returns may not be as significant.

Goldman, Sachs & Co. is the distributor of the Funds.

 Date of first use: April 29, 2002 / 02-670 INTLSAR / 88.4K / 04-02